Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2020 Q2

TELUS Corporation — Management’s discussion and analysis — 2020 Q2

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  The COVID-19 pandemic including its impacts on our customers, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•                  Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this Management’s discussion and analysis (MD&A), such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in our TELUS International customer care and business services given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•                  Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•                  Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability; including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions with both currently expected to take place in 2021, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•                  Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of our employee engagement, and the health of our team.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

July 31, 2020

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2020
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided (used) by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2020 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

1.              Introduction

The forward-looking statements in this section including, for example, statements relating to the expected impact of the COVID-19 pandemic on our operations and financial condition, on demand for our products and services, and effect on our assets are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and six-month periods ended June 30, 2020, and should be read together with our June 30, 2020, condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on July 31, 2020.

In this MD&A, unless otherwise indicated, results for the second quarter of 2020 (three-month period ended June 30, 2020) and the six-month period ended June 30, 2020 are compared with results for the second quarter of 2019 (three-month period ended June 30, 2019) and the six-month period ended June 30, 2019.

On February 13, 2020, we announced a subdivision of our Common Shares on a two-for-one basis. On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares and per-share amounts in this MD&A for periods before March 17, 2020, reflects retrospective treatment of the share split.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

The COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the second quarter of 2020. Our Emergency Management Operating Committee (EMOC) continues to meet every week and provides ongoing reports to our Executive Team while continuing to leverage the expertise of the TELUS Medical Advisory Council (MAC), which is composed of five doctors including an infectious disease physician. Our persistent focus has been on keeping Canadians connected and the health, safety and well-being of our team members, our customers and our communities.

As of the date of this MD&A, we have re-opened approximately 90% of our conventional retail stores that were previously closed and have once again started to enter customers’ premises to perform more complex installations and repairs relating to our TELUS home services, all while following strict operating procedures. Our re-opening plans follow advice from the TELUS MAC, government and health agencies, as well as our own best practices.

Impacts to our financial condition and results of operations

Throughout the pandemic, we have continued to see unparalleled demand in all facets of our network, including an increase in wireless voice calls, short message service (SMS) traffic, multimedia message service (MMS) traffic, home internet usage, voice network traffic, and usage of 1-800 phone numbers and teleconference bridges, compared to the same period last year. Despite the increased traffic volumes, we are keeping our customers connected and providing them with a reliable, fast and consistent experience on our wireless and wireline broadband network, in both urban and rural communities across the country.

We remain committed to supporting Canadians throughout the pandemic. We continue to offer flexible payment options for consumers and small business customers who have been financially affected by the pandemic (herein referred to as COVID-19 customer measures). During the pandemic period through to June 30, 2020, we have deferred planned price increases, extended promotional periods, delayed suspensions, cancellations and write-offs for our customers who were in collections, accepted payment arrangements, waived wireless roaming fees up to April 30, 2020, and waived home internet overage charges for customers without unlimited data plans up to June 30, 2020. We continue to offer free channel previews on Optik TV® and Pik TV®, including educational content for youth in partnership with Microsoft, and content spanning health and wellness as well as how-to technology videos. Families currently participating in our Internet for Good™ program have been provided with a credit for two months of free service. We recently expanded our Internet for Good program to people living with disabilities who receive financial disability assistance from the provincial governments in B.C., Alberta and Quebec. We also offer the first month free of TELUS Online Security Standard. Through our Mobility for Good™ program, we have donated close to 14,000 devices and tablets up to June 30, many with $0 rate plans, to enable isolated seniors, hospitalized patients and vulnerable Canadians stay connected. We also expanded our Mobility for Good program to hospital workers, providing a credit for two months of wireless service up to June 30 to frontline healthcare workers at select hospitals in the areas across the country that have been significantly impacted by the COVID-19 pandemic.

In support of Canadian small businesses, our Business Solutions team launched the #StandWithOwners initiative. Through this social media campaign, we committed $500,000 in direct revenue, marketing and expert advice, exceeding our target in just four days.

The COVID-19 pandemic has impacted our operations and financial condition and we expect this to continue into the second half of 2020 and into 2021. Both revenue and earnings before interest, income taxes, depreciation and amortization (EBITDA) in addition to certain operational metrics have been negatively impacted, which is expected to continue in the near term. We continue to take steps to mitigate the negative effects of the pandemic, including on cash flow.

With respect to our wireless segment, we have experienced decreases in roaming revenues with the closure of borders and corresponding decline in customer travel, as well as with our decision to temporarily waive fees for customers who were outside of Canada to ensure they were kept connected to the people and information they need. We expect declines in roaming revenue to persist throughout the pandemic as border closures remain and decreases in customer travel continue.

Operational challenges

The federal government has categorized all telecommunications providers, including TELUS, as essential services for purposes of the COVID-19 pandemic. In addition, emergency measures taken by most provincial and territorial governments also recognize telecommunications providers as essential service providers that must continue operations. We anticipate this recognition will continue for the duration of the pandemic. As a result, we should be permitted to continue operations during these times.

Health and safety of our customers and team members

The health and safety of our employees and our customers is our top priority. For the past decade, our Work Styles® program has provided employees with flexible work options, both in and out of the office, to support the balance between work and personal life. As a result, when the COVID-19 pandemic struck, we were well-prepared, with a substantial portion of our domestic team already equipped to work from home.

In our first quarter 2020 MD&A, we reported that approximately 95% of domestic team members were working from home. In July, we invited approximately 5% of those team members back to our buildings. These are employees that we have determined require access to one of our buildings to be fully productive, such as employees requiring access to specialized equipment. We have put extensive health and safety measures in place in all of our offices, including physical distancing markers, enhanced cleaning protocols, elevator occupancy limits and common area/washroom limits. Team members working in our buildings are required to:

•                  Complete an online health self-assessment before entering

•                  Abide by face mask requirements at all times

•                  Maintain physical distancing

•                  Complete thermal screening where applicable.

The balance of team members will continue to work productively from home. If team members experience difficulties balancing COVID-19 pandemic-related impacts such as school closures, we are providing alternate arrangements including:

•                  Allowing normal weekly hours of work to be spread over the entire calendar week

•                  Supporting hours of work outside of traditional business hours

•                  Allowing the work day to be split into multiple, shorter segments.

We have also enabled more than 90% of our international team members to work and support customers from home and in other modified work locations. Our TELUS International (Cda) Inc. (TI) operations worldwide are continuing to execute and refine their return to office plan into the third quarter of 2020 as restrictions ease in their operational regions. TI will continue to monitor the situation and take steps based on guidance from local authorities as well as advice from TELUS’ MAC and its own best practices.

Retail

As reported in our first quarter 2020 MD&A, we made the decision to close approximately 90% of our conventional retail stores. The remaining 10% of stores were open for essential customer support and were operating with reduced hours, with all essential stores having external access (i.e. not located in shopping malls).

During the second quarter of 2020, in line with the lifting of various provincial and federal government restrictions, we started to re-open our retail stores. As of the date of this MD&A, we have re-opened approximately 90% of conventional retail stores that were previously closed as a result of the COVID-19 pandemic. All of our stores follow strict procedures to protect our customers and team members, including:

•      Limiting the number of customers in the store; customers not wishing to wait are able to leave their contact information and receive a call back

•      Implementing physical distancing measures in the store, including a new format of stores and kiosks

•      Enhancing in-store hygiene measures.

Field technicians

We rolled out our virtual technician model in the first quarter of 2020. This model enables technicians to perform their work without entering a customer’s premises. The technician provisions the equipment, sanitizes it, leaves it at the customer’s door and then guides the customer through the installation process via a smartphone app. This model has been successful and continues to be our preferred method of serving customers. During the last three weeks of the second quarter, upon agreement from both the customer and technician, technicians wearing the appropriate personal protective equipment have entered customers’ premises to perform complex installations and repairs that could not be done virtually.

Sustainability impacts

Through initiatives taken during the pandemic such as: (i) the hibernation of most floors in our administrative office buildings; and (ii) the increased utilization of our Work Styles program where team members do not have to commute to an office building, we have observed a decrease in our associated domestic greenhouse gas emissions when compared to the pre-pandemic period. These initiatives are being evaluated for long-term application and contribution to our target of having our operations become net carbon neutral by 2030 (see Section 3).

Scorecard

The 2020 corporate scorecard, including targets, has been simplified and re-prioritized reflecting the new operating environment in response to the COVID-19 pandemic. The adjustment response is consistent with past practice reflecting strategy changes and matters beyond those considered by the Human Resources and Compensation Committee (HRCC) and Board at the time the performance measures were approved. Concurrent with the review and approval of the first quarter of 2020 corporate scorecard results, the HRCC and Board reviewed and approved the revised scorecard targets for the second quarter of 2020 to fourth quarter of 2020. The revised 2020 corporate scorecard metrics and targets formed the baseline for the business unit scorecards, which were also revised in the second quarter of 2020.

Internal control over financial reporting

Employees responsible for financial reporting systems, internal controls over financial reporting, and disclosure controls and procedures were equipped to work from home with the Work Styles program prior to the COVID-19 pandemic, and as such, we do not expect any substantive changes to these controls and procedures.

Impacts to demand for our products and services

As previously described, our network traffic has significantly increased since the start of the pandemic through the second quarter of 2020 and the increased volumes of traffic are expected to continue into the last two quarters of 2020.

We experienced decreases of wireless gross additions, net additions, customer renewals and mobile phone churn rate during the second quarter of 2020 with the closure of our retail stores. However, we expect that the opening of previously closed stores will mitigate these temporary declines. We continue to adjust our operations and have seen increased utilization of our digital assets including telus.com to support the purchase of new devices and migrations to electronic billing, as well as experiencing increased activity on the MyTELUS mobile app. Consistent with lower gross additions, our cash outlays for mobile phones correspondingly decreased with lower equipment financing or subsidies. The number of traditional wireline installations has decreased and accordingly, our TV net additions decreased. We have experienced lower churn of our wireline products, and we continue to evolve our operations and support our customers virtually. With respect to small and medium-sized business (SMB), we expect lower EBITDA contribution from our business customers as SMB enterprises close and/or have reduced their operations.

For TELUS Health, increased demand for virtual care solutions carried into the second quarter of 2020. With the introduction of virtual fee codes by every provincial government to enable remote patient care during the COVID-19 pandemic, TELUS Health launched its pre-built video visit functionality integrated with TELUS electronic medical records (EMR). This feature enabled 26,000 Canadian clinicians on a core TELUS EMR solution to conduct virtual visits with their patients. We are seeing continued demand for our one-on-one virtual health solutions, with accelerated adoption of both Akira by TELUS Health by publicly-funded and business customers as well as increased demand for Babylon by TELUS Health. We are also seeing increased demand for Home Health Monitoring (HHM) solutions with certain provinces, as well as increased demand for our LivingWell Companion™ and DirectAlert by TELUS Health, enabling Canadians to access 24/7 emergency support. In addition, our seven Medisys Health Group clinics and our four Copeman Healthcare centres re-opened in July for in-clinic services while maintaining virtual consultation offerings to clients. Virtual consultations were launched as part of a COVID-19 business impact assessment strategy and as a result of their successful client adoption, virtual consultations will be maintained in a post-COVID-19 environment.

For our TI customer care and business services, operations have been impacted by government announcements that resulted in the closure of certain centres, particularly those delivered through our locations in the Philippines and Central America. Despite these closures, our TI teams managed to enable more than 90% of our team members to provide remote support from home and in other modified work locations. TI clients also experienced significant changes, in particular clients in travel and hospitality-related businesses; however, the decline in business from these clients was more than offset by increases in business from clients in the gaming, media and ecommerce food delivery industries.

Impacts to our capital and financial resources, overall liquidity position and outlook

We have a strong liquidity position with a robust outlook and are not relying on a COVID-19-related supplier finance programs to manage our cash flow. During the second quarter of 2020, our long-term debt issue and early redemptions of 2021 Notes were successful, as described in Section 1.3. Our access to capital has not been materially impacted by the COVID-19 pandemic. Our credit facilities have not changed and are not reasonably likely to change due to the pandemic. We had liquidity of over $3.6 billion at June 30, 2020, composed of cash and temporary investments of approximately $1.0 billion, a TELUS Corporation credit facility of approximately $2.25 billion and our trade receivables securitization program of $400 million. Also at June 30, 2020, we could offer $2.5 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022. Our sources and uses of cash have not been materially impacted by the COVID-19 pandemic. Following the maturity of our June 2021 TELUS Communications Inc. 10.65% debentures, Series 3 totalling $175 million, our next TELUS Corporation notes mature in March 2022.

Our COVID-19 customer measures did not materially affect our financial condition or liquidity. We have not provided concessions or modified terms of arrangements or modified other contractual arrangements in response to the COVID-19 pandemic that may materially impact our financial condition, liquidity or capital resources.

Funding sources, covenants, debt and other obligations

COVID-19 related impacts have not affected our ability to access traditional funding sources as were available to us in recent periods. As described in Section 1.3, on May 29, 2020, we issued $400 million of Series CAB notes at 3.95% and $600 million of Series CAC notes at 2.35%, which had the lowest Canadian dollar yields in 30-year and 7-year tenors in our history, respectively.

We have not provided additional collateral, guarantees or equity to obtain funding nor have we had material changes to our cost of capital due to the COVID-19 pandemic. As described in Section 7.8, there have been no changes to our credit ratings during the pandemic.

There is no material uncertainty about our ongoing ability to meet the covenants of our TELUS Corporation credit agreements. Our TI subsidiary continues to forecast being in compliance with its leverage ratio under its credit facility and will take appropriate mitigating actions if necessary.

At June 30, 2020, our fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) was 96%, the average term to maturity of our long-term debt (excluding the revolving component of the TI credit facility, lease liabilities and other long-term debt) was approximately 13 years, and the weighted average cost of our long-term debt (excluding the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.86% (see section 7.5 Liquidity and capital resource measures).

We have been able to service our debt and other obligations on a regular basis without material changes compared to pre-COVID-19 levels. We have taken advantage of some payment deferrals that various levels of government have provided. For example, corporate income tax instalments, property tax payments and spectrum licence remittances have been deferred until August and September 2020. However, we do not foresee any liquidity challenges once these accommodations end.

COVID-19 effect on assets

Due to the widespread, pre-COVID-19 adoption of our Work Styles program, our finance operations have not been consequentially impacted by the COVID-19 pandemic. We expect to experience delays in collection of accounts receivable as the pandemic has created financial hardships for many of our customers. We recognize these challenges our customers are facing and we have implemented COVID-19 customer measures as noted under Impacts to our financial condition and results of operations to help alleviate some of the pressure. We have experienced an increase in bad debt expense compared to pre-pandemic periods, as we have provided for the financial and operational impacts of these considerations and concessions to our customers. We will continue to work with our customers who require hardship assistance in addition to government programs that are intended to support those financially impacted. Various levels of government to which we remit funds have deferred short-term payment requirements for certain items, which will result in atypical decreases in some prepaid assets and increases in some liabilities in the short-term as most are expected to be paid in the second half of 2020. We do not expect significant changes in judgments in determining the fair value of assets.

Material impairments

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and our accounting policy is that we, at a minimum, perform this test annually in December. When we perform the test, the recoverable amounts of the cash-generating units’ assets are determined based on a fair value less costs of disposal calculation. As of the date of this MD&A, the COVID-19 pandemic has not materially changed our cash flow projections or key assumptions and there are no other indicators of impairment, so, as a result, we have not tested and compared the carrying values of our cash-generating units with their recoverable amounts subsequent to the December 2019 test.

Business continuity plans

For many years, we have had, and continue to have, business continuity plans in place, including an established EMOC, which includes representatives of all of our business units. EMOC had been monitoring COVID-19 prior to it being characterized as a pandemic. As COVID-19 progressed, in early March 2020, EMOC was activated to a heightened state of readiness. We do not foresee requiring material expenditures to implement our business continuity plans relating to the COVID-19 pandemic and do not face any material resource constraints in implementing our plans.

Supply chain and methods of distribution

We continue to leverage our digital capabilities as a key sales channel. Given the continuing challenges that our suppliers may have in sourcing their own materials, and their historic disposition to launch next-generation devices at certain times of the year, there may be delays to the launches of their latest devices causing a ripple effect with associated equipment revenues.

We do not expect the anticipated impact of the pandemic to materially change the relationship between our costs and revenues.

Capital expenditures and other capital resources

Keeping Canadians connected during the pandemic is of utmost importance to our team. Some planned capital expenditure activity has been deferred in response to customer requests and/or our inability to access work sites. However, we have redirected other capital expenditures to ensure our networks continue to operate at leading levels and to facilitate millions of Canadians now working and learning from home and the resultant increased demand for services such as 1-800 phone numbers, conference bridges, video streaming and online activity. Other capital expenditures that have been expedited to take advantage of equipment and deployment cost opportunities include advancing our fibre investment in Alberta which reinforces our commitment to support Alberta and its economy, as well as network upgrades.

We have in place a normal course issuer bid that concludes on January 1, 2021. We will purchase Common Shares only when and if we consider it opportunistic. We have not reduced or suspended dividend payments;

however our Board determined it would be prudent to sustain the current dividend per share and defer any dividend increase until the release of our third quarter 2020 results in November. We have not ceased any material business operations nor reduced our human capital resource expenditures.

Constraints or other impacts on human capital resources and productivity

To the extent practicable, substantially all retail team members who were impacted by store closures were redeployed to other areas of our business where we saw an increased need for customer support, including our call centre operations. To help support our team members’ mental well-being during the pandemic, we maintained an online COVID-19 hub, which is a virtual gathering place for team members to learn, connect, work and be well together. In addition, team members receive regular communications from our Chief Neuroscience Officer (CNO) on topics related to supporting mental well-being, and team members are invited to attend virtual town halls with our CNO to ask questions related to mental and physical health.

TI has been impacted by government-mandated site closures in some countries. To the extent possible, work from those sites that are subject to a government-mandated closure has been redistributed to less-impacted locations. TELUS International also has a significant proportion of its workforce using our Work Styles program in every country in which it operates, therefore enabling it to serve the majority of its customers with minimal service interruptions.

Travel restrictions and border closure impacts

Thanks to the effectiveness of our technology in bridging geographic divides, travel restrictions and border closures are not expected to have a material impact on our ability to operate or achieve business goals. For example, our 2020 annual general meeting of shareholders was held using a virtual-only format via a live webcast.

1.3 Consolidated highlights

Our Board of Directors

At our 2020 annual general meeting held on May 7, 2020, the nominees listed in the TELUS 2020 information circular were elected as directors of TELUS, including a new nominee, Thomas Flynn. Tom is the Chief Financial Officer of BMO Financial Group, a position he has held since March 2011. Prior to that, he held several leadership positions at the Bank of Montreal, including Executive Vice President and Chief Risk Officer, Executive Vice President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets.

During the second quarter of 2020, Stockwell Day stepped down from our Board.

Long-term debt issue and early redemption of 2021 Notes

On May 21, 2020, we announced a dual-tranche offering of $400 million through the re-opening of Series CAB notes at 3.95% maturing on February 16, 2050, and $600 million of senior unsecured 2.35% Notes, Series CAC, maturing on January 27, 2028, which were issued on May 29, 2020. The net proceeds were used for the early redemption of notes described in the following paragraph and for general corporate purposes.

On June 23, 2020, we early redeemed all of our $400 million 3.60%, Series CM Notes, due January 26, 2021, and all of our $500 million 3.20%, Series CO Notes, due April 5, 2021. The long-term debt prepayment premium for both redemptions recorded in the three-month period ended June 30, 2020, was approximately $18 million before income taxes ($0.01 per share after income taxes). Subsequent to this early redemption, we no longer have any TELUS Corporation notes maturing in 2021.

5G launch

In June 2020, we launched the first wave of our 5G network in Vancouver, Montreal, Calgary, Edmonton and the Greater Toronto Area. We will continue to expand to an additional 26 markets across Canada throughout the remainder of the year. TELUS 5G is being made available at no additional cost on our Peace of Mind plans.

Mobile Klinik acquisition

On July 1, 2020, we acquired 100% of Mobile Klinik, a storefront wireless device repair and sales business complementary to our existing wireless lines of business. Consideration of $165 million consisted of: cash of $138 million; working capital adjustments; and contingent consideration of $31 million, payment of which is dependent upon achieving revenue, profitability, store expansion and wireless subscriber addition targets through 2023. The investment was made with a view to growing our wireless business.

Consolidated highlights

($ millions, except footnotes and unless	Second quarters ended June 30				Six-month periods ended June 30
noted otherwise)	2020	2019	Change		2020	2019	Change
Consolidated statements of income
Operating revenues	3,728	3,597	3.6%		7,422	7,103	4.5%
Operating income	634	740	(14.3)%		1,318	1,502	(12.3)%
Income before income taxes	432	551	(21.6)%		924	1,145	(19.3)%
Net income	315	520	(39.4)%		668	957	(30.2)%
Net income attributable to Common Shares	290	517	(43.9)%		640	945	(32.3)%
Adjusted Net income[1]	316	416	(24.0)%		716	869	(17.6)%

Earnings per share (EPS) ($)
Basic EPS	0.23	0.43	(46.5)%		0.51	0.79	(35.4)%
Adjusted basic EPS[1]	0.25	0.35	(28.6)%		0.57	0.73	(21.9)%
Diluted EPS	0.23	0.43	(46.5)%		0.51	0.79	(35.4)%
Dividends declared per Common Share ($)	0.29125	0.28125	3.6%		0.58250	0.55375	5.2%

Basic weighted-average Common Shares outstanding (millions)	1,278	1,203	6.2%		1,263	1,202	5.1%
Consolidated statements of cash flows
Cash provided by operating activities	1,462	1,160	26.0%		2,639	1,950	35.3%

Cash used by investing activities	(823)	(1,600)	(48.6)%		(2,782)	(2,562)	8.6%
Acquisitions	(107)	(26)	n/m		(1,211)	(188)	n/m
Capital expenditures[2]	(756)	(770)	(1.8)%		(1,421)	(1,416)	0.4%

Cash provided (used) by financing activities	(726)	69	n/m		579	415	39.5%
Other highlights
Subscriber connections[3] (thousands)					15,411	14,254	8.1%
EBITDA[1]	1,359	1,373	(1.0)%		2,768	2,752	0.6%
Restructuring and other costs[1]	70	29	141.4%		130	65	100.0%
Adjusted EBITDA[1,4]	1,361	1,402	(2.9)%		2,836	2,817	0.7%
Adjusted EBITDA margin[1] (%)	37.2	39.0	(1.8	)pts.	38.6	39.7	(1.1	)pts.
Free cash flow[1]	511	324	57.7%		1,056	477	121.4%
Net debt to EBITDA — excluding restructuring and other costs[1] (times)					3.06	2.94	0.12

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(2)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(3)         The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Security Services Canada, Inc. (ADT Canada) (acquired on November 5, 2019).

(4)         Adjusted EBITDA for all periods excludes restructuring and other costs (see Section 11.1 for restructuring and other costs amounts). Adjusted EBITDA for the second quarter of 2020 and first six months of 2020 excludes a retirement of a provision arising from business acquisition-related written put options within TI as well as lease-up period and other equity losses related to real estate joint ventures.

Operating highlights

•                  Consolidated operating revenues increased by $131 million in the second quarter of 2020 and $319 million in the first six months of 2020:

Service revenues increased by $164 million in the second quarter of 2020 and $389 million in the first six months of 2020, due to growth in wireline data services revenue. This growth was partly offset by the impacts of the COVID-19 pandemic and the ongoing declines in wireline legacy voice and legacy data service revenues.

Equipment revenues decreased by $95 million in the second quarter of 2020 and $146 million in the first six months of 2020, reflecting lower wireless contracted volumes related to COVID-19 pandemic impacts including the temporary closure of approximately 90% of our conventional retail stores, in addition to device financing programs.

Other operating income increased by $62 million in the second quarter of 2020 and $76 million in the first six months of 2020, primarily due to a gain on a retirement of a provision arising from business acquisition-related written put options within TI.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on June 30, 2020, our total subscriber connections increased by 1,157,000. This reflects an increase of 2.4% in mobile phone subscribers, 21.2% in mobile connected device subscribers, 6.4% in internet subscribers, 4.4% in TV subscribers and 546,000 in security subscribers, including the acquired 490,000 ADT Canada customers, partly offset by a decline of 3.8% in residential voice subscribers.

Our mobile phone net additions were 61,000 in the second quarter of 2020 and 82,000 in the first six months of 2020, down 21,000 and 11,000, respectively, from the same periods in 2019. The decreases in net additions were driven by the temporary closure of approximately 90% of conventional retail stores and fewer customer additions attributed to restricted travel, partly offset by our customers first initiatives including the enhanced use of our digital footprint and our leading network quality. Lower customer additions were partly offset by lower mobile phone churn. Our mobile phone churn rate was 0.80% in the second quarter of 2020 and 0.87% in the first six months of 2020, down from 1.01% in both the second quarter of 2019 and the first six months of 2019, reflecting reduced switching activity between carriers due to the COVID-19 pandemic partially attributed to the temporary closure of certain sales channels referenced above. Mobile connected device net additions were 33,000 in the second quarter of 2020 and 82,000 in the first six months of 2020, down 39,000 for both the quarter and the six-month period, primarily due to lower Internet of Things (IoT) gross additions from a reduction in business customer activity as these customers delayed purchasing decisions during the pandemic. (See Section 5.4 Wireless segment for additional details.)

Internet net additions were 37,000 in the second quarter of 2020 and 63,000 in the first six months of 2020, up 12,000 and 16,000, respectively, from the same periods in 2019, due to continued net new demand from consumers and businesses as we keep our customers connected as well as lower customer churn. TV net additions were 8,000 in the second quarter of 2020 and 16,000 in the first six months of 2020, down 8,000 in the quarter and 17,000 in the six-month period, mainly due to lower gross additions as a result of the COVID-19 pandemic and the changing landscape of increased streaming services, partly offset by lower churn. Our continued focus on expanding our addressable high-speed internet and Optik TV footprint, connecting more homes and businesses directly to fibre, diversifying our product offerings, and bundling these products and services together, as well as our ongoing focus on our customer service and reliability, contributed to combined internet and TV subscriber growth of 173,000 or 5.7% over the last 12 months. We had made TELUS PureFibre® available to approximately 73% of our broadband footprint by June 30, 2020. Security net additions were 12,000 in the second quarter of 2020 and 27,000 in the first six months of 2020, up 1,000 and 10,000, respectively, from the same periods in 2019, reflecting strong organic growth as we keep our customers connected and protected. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income decreased by $106 million in the second quarter of 2020 and $184 million in the first six months of 2020. Excluding the effects of a gain on a retirement of a provision arising from business acquisition-related written put options within TI of $71 million, Operating income decreased by $177 million in the second quarter of 2020 and $255 million in the first six months of 2020 reflecting multiple impacts from the COVID-19 pandemic, increased depreciation and amortization, declines in wireline legacy voice and legacy data services, higher non-labour-related restructuring and other costs, and lease-up period and other equity losses related to real estate joint ventures.

EBITDA, which includes restructuring and other costs and lease-up period and other equity losses related to real estate joint ventures, decreased by $14 million or 1.0% in the second quarter of 2020 and increased by $16 million or 0.6% in the first six months of 2020.

Adjusted EBITDA, which excludes restructuring and other costs, lease-up period and other equity losses related to real estate joint ventures and a gain on a retirement of a provision arising from business acquisition-related written put options within TI, decreased by $41 million or 2.9% in the second quarter of 2020, reflecting multiple impacts from the COVID-19 pandemic and declines in wireline legacy voice and legacy data services. This was partly offset by growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI business and enhanced cost efficiency programs.

Adjusted EBITDA increased by $19 million or 0.7% in the first six months of 2020, reflecting growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI business and a decrease in a provision arising from business acquisition-related written put options within TI. This growth was partly offset by multiple impacts from the COVID-19 pandemic and by declines in wireline legacy voice and legacy data services. (See Section 5.3 Consolidated operations for additional details.)

•                  Income before income taxes decreased by $119 million in the second quarter of 2020 and $221 million in the first six months of 2020 as a result of lower Operating income, as noted above, and increased Financing costs. The increase in Financing costs resulted primarily from the $18 million long-term debt prepayment premium in the second quarter of 2020 and higher average long-term debt outstanding, in part attributable to the acquisition of spectrum licences and business acquisitions. (See Financing costs in Section 5.3.)

•                  Income taxes increased by $86 million in the second quarter of 2020 and $68 million in the first six months of 2020. The effective tax rate increased from 5.6% to 27.1% in the second quarter of 2020 and from 16.4% to 27.7% in the first six months of 2020. These increases were predominantly attributed to the prior year revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

•                  Net income attributable to Common Shares decreased by $227 million in the second quarter of 2020 and $305 million in the first six months of 2020. These decreases resulted from the after-tax impacts of lower Operating income and higher Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, lease-up period and other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on a retirement of a provision arising from business acquisition-related written put options within TI. Adjusted Net income decreased by $100 million or 24.0% in the second quarter of 2020 and $153 million or 17.6% in the first six months of 2020.

Reconciliation of adjusted Net income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2020	2019	Change	2020	2019	Change
Net income attributable to Common Shares	290	517	(227)	640	945	(305)
Add (deduct):
Restructuring and other costs, after income taxes	42	22	20	89	47	42
Income tax-related adjustments	2	(123)	125	(1)	(123)	122
Lease-up period and other equity losses related to real estate joint ventures	3	—	3	9	—	9
Long-term debt prepayment premium, after income taxes	14	—	14	14	—	14
Retirement of a provision arising from business acquisition-related written put options within TI, after income taxes	(35)	—	(35)	(35)	—	(35)
Adjusted Net income	316	416	(100)	716	869	(153)

•                  Basic EPS decreased by $0.20 or 46.5% in the second quarter of 2020 and $0.28 or 35.4% in the first six months of 2020 as a result of the after-tax impacts of lower Operating income and higher Financing costs as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, lease-up period and other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on a retirement of a provision arising from business acquisition-related written put options within TI. Adjusted basic EPS decreased by $0.10 or 28.6% in the second quarter of 2020 and $0.16 or 21.9% in the first six months of 2020.

Reconciliation of adjusted basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
($)	2020	2019	Change	2020	2019	Change
Basic EPS	0.23	0.43	(0.20)	0.51	0.79	(0.28)
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.04	0.02	0.02	0.07	0.04	0.03
Income tax-related adjustments, per share	—	(0.10)	0.10	—	(0.10)	0.10
Lease-up period and other equity losses related to real estate joint ventures, per share	—	—	—	0.01	—	0.01
Long-term debt prepayment premium, after income taxes, after income taxes, per share	0.01	—	0.01	0.01	—	0.01
Retirement of a provision arising from business acquisition-related written put options within TI, after income taxes, per share	(0.03)	—	(0.03)	(0.03)	—	(0.03)
Adjusted basic EPS	0.25	0.35	(0.10)	0.57	0.73	(0.16)

•                  Dividends declared per Common Share were $0.29125 in the second quarter of 2020, up 3.6% from one year earlier. The Board elected to declare a third quarter dividend of $0.29125 per share on our issued and outstanding Common Shares, payable on October 1, 2020, to shareholders of record at the close of business on September 10, 2020. The third quarter dividend increased by $0.01 per share or 3.6% from the $0.28125 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs ratio was 3.06 times at June 30, 2020, up from 2.94 times at June 30, 2019, as the increase in net debt, partly attributed to the acquisition of spectrum licences and business acquisitions, exceeded the effect of the increase in EBITDA — excluding restructuring and other costs as the COVID-19 pandemic impacts reduced EBITDA. As at June 30, 2020, the acquisition of spectrum licences increased the ratio by approximately 0.21 and business acquisitions over the last 12 months increased the ratio by approximately 0.33. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $302 million in the second quarter of 2020 and $689 million in the first six months of 2020, largely attributable to decreased income tax payments, which mainly reflected a higher final income tax payment of $270 million in the first six months of 2019 for the 2018 income tax year, which did not recur to the same extent in the first six months of 2020, as well as the deferral of income tax instalment payments, other operating working capital changes, and lower restructuring and other costs disbursements, net of expense.

•                  Cash used by investing activities decreased by $777 million in the second quarter of 2020, primarily attributed to the $931 million cash payments for the 600 MHz spectrum auction in the second quarter of 2019. Cash used by investing activities increased by $220 million in the first six months of 2020, largely attributed to acquisitions. Acquisitions increased by $81 million in the second quarter of 2020 and $1,023 million in the first six months of 2020, as we made larger cash payments for business acquisitions, including our Competence Call Center acquisition on January 31, 2020. Capital expenditures decreased by $14 million in the second quarter of 2020 due to timing of our fibre build activities and lower success-based capital congruent with the decline in gross loading during the pandemic. Capital expenditures increased by $5 million in the first six months of 2020, due to increased investments in our 5G network, in addition to investments to increase system capacity and reliability during the pandemic. We had made TELUS PureFibre available to approximately 73% of our broadband footprint by June 30, 2020. (See Section 7.3 Cash used by investing activities.)

•                  Cash provided by financing activities decreased by $795 million in the second quarter of 2020, primarily reflecting increased redemptions of long-term debt, net of issuances. Cash provided by financing activities increased by $164 million in the first six months of 2020, largely attributed to our February 26, 2020 equity issue. (See Section 7.4 Cash provided (used) by financing activities.)

•                  Free cash flow increased by $187 million in the second quarter of 2020 and $579 million in the first six months of 2020, resulting primarily from decreased income tax payments as there was a higher final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year in addition to the deferral of income tax instalment payments into the third quarter of 2020; the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program; and lower restructuring and other costs disbursements. The free cash flow increases in the second quarter of 2020 and the first six months of 2020 were partly offset by increased interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2019 annual MD&A.

3.              Corporate priorities for 2020

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. However, these priorities have been affected by the COVID-19 pandemic and we have focused on keeping Canadians connected and the safety and well-being of our team members, our customers and our communities (see Section 1.2 for further discussion on COVID-19 pandemic impacts.) The following table provides a discussion of activities and initiatives that relate to our 2020 corporate priorities.

Honouring our customers, communities and social purpose by our team delivering on our brand promise

•                  In May 2020, the Commission for Complaints for Telecom-television Services (CCTS) issued its mid-year report for the period ended August 1, 2019 to January 31, 2020, and TELUS was again the subject of the fewest customer complaints among national carriers with 696 accepted complaints, while Koodo® was again the subject of the fewest complaints among the national flanker brands with 316 accepted complaints. TELUS, Koodo and Public Mobile each saw year-over-year reductions in the total customer complaints accepted by the CCTS with improvements of (7)%, (5)% and (8)%, respectively.

•                  In 2011, we initiated our first set of long-term energy and greenhouse gas emission reduction goals and surpassed them in early 2019, ahead of our 2020 target. As such, in our 2019 Sustainability Report issued during the second quarter of 2020, we released our new transformational climate action targets, including having our operations become net carbon neutral by 2030.

•                  During the quarter, we were recognized by the Business Continuity Institute Americas with the Most Effective Recovery award for our response to the 2019 wildfires in Northern Alberta.

•                  In April 2020, we launched our broadband push-to-talk service for business and government customers, which includes secure push-to-talk, live location tracking and mapping, and secure group multimedia messaging.

•                  In May 2020, both TELUS and Koodo launched a free optional Call Control feature that helps screen out unwanted robo-callers.

•                  In May 2020, we launched our #StandWithOwners program in support of Canadian small businesses through the COVID-19 pandemic, committing $500,000 in direct revenue, marketing and expert advice to support, promote and celebrate small business owners.

•                  As part of our Data for Good program, we have partnered with the Natural Sciences and Engineering Research Council of Canada (NSERC) to provide de-identified and aggregated network mobility data free of charge until September 2020 in support of COVID-19 research. For research projects that qualify, NSERC will offer a $50,000 grant as part of their NSERC Alliance COVID-19 grants program.

•                  Throughout the second quarter of 2020, we continued to leverage our Connecting for Good™ programs to support vulnerable Canadians through the global pandemic and also expanded program eligibility to support those who need it most.

•                  In April 2020, we expedited access to our Internet for Good program by partnering with B.C. and Alberta school boards and enabling schools and teachers to extend the program to students in need and supporting them to continue learning from the safety of their home during the COVID-19 pandemic.

•                  In July 2020, we expanded our Internet for Good program to include people living with disabilities who receive financial disability assistance from the provincial governments in B.C., Alberta and Quebec.

•                  We added over 1,200 new households to our Internet for Good program in the second quarter, resulting in 65,000 cumulative low-income family members now having access to low-cost, high-speed internet.

•                  Through our Mobility for Good program, we donated close to 14,000 devices and tablets, many with $0 rate plans — valued at nearly $9 million — to over 325 not-for-profit organizations in the first and second quarters. This enabled at-risk individuals to sustain contact with health practitioners and social workers, while helping hospitalized patients and vulnerable seniors stay connected with family. The $0 rate plans will be supported until December 31, 2020.

•                  We expanded our Mobility for Good program across Canada in the second quarter. The program is now available nationally to youth aging out of foster care.

•                  We added close to 900 vulnerable youth to our Mobility for Good program, providing them with a free smartphone and data plan. Since program inception, close to 5,300 vulnerable Canadians have benefitted from Mobility for Good.

•                  Throughout the second quarter, we continued to mobilize our Health for Good™ clinics to support COVID-19 response efforts, with our mobile clinics operating as testing centres and assessment clinics in Halifax, Vancouver, Ottawa and the Waterloo region, our Mississauga-Brampton region clinic supporting people leaving isolation and recovering from COVID-19, and our Edmonton clinic supporting its emergency isolation and quarantine shelter.

•                  In May 2020, our newest mobile health clinic, in partnership with the Fraser Health Authority, commenced operations in Surrey, B.C. to provide childhood immunizations and work through the backlog resulting from immunization clinic closures due to the COVID-19 pandemic.

•                  In the second quarter, over 9,600 visits were made to our mobile health clinics, resulting in nearly 36,000 cumulative visits since the inception of our Health for Good program.

•                  In the second quarter of 2020, three-packs of TELUS-branded, non-medical masks were made available in adult and youth sizes, with all proceeds going to the TELUS Friendly Future Foundation™ to support COVID-19 relief efforts. As of June 30, 2020, we have sold 2,700 masks, raising over $44,000 for the Foundation.

•                  In May 2020, we reached out to rally our TELUS team, retirees and fellow Canadians to join our annual TELUS Days of Giving through safe Acts of Giving to support our local communities. Collectively, we contributed over 200,000 Acts of Giving in quarter, including 450,000 volunteer hours served and 131,000 masks sewn.

•                  Since the start of the pandemic through to June 30, 2020, the TELUS Friendly Future Foundation has contributed $5.5 million to 326 charitable health projects.

•                  We continued to offer free TELUS Wise® online workshops for youth and, in June 2020, we held five virtual workshops hosted by our Canadian Football League and Hockey Canada partners, reinforcing the importance of staying safe online. Over 43,000 Canadians participated in online TELUS Wise workshops during the second quarter of 2020, with over 68,000 engaging year to date.

•                  Through a partnership with Alberta’s science centres (TELUS Spark in Calgary and TELUS World of Science — Edmonton) and Microsoft, we have collaborated to bring science camps online with the launch of Virtual Summer Camps powered by TELUS.

•                  We ranked #20 on the Corporate Knights Top 50 Corporate Citizens in Canada list for 2020, up from #38 in 2019.

Leveraging our broadband networks to drive TELUS’ growth and fuel our future

•                  As described in Section 1.3, we launched the first wave of our 5G network.

•                  In June 2020, we launched TELUS PureFibre 1.5 Gigabit Internet with up to 1,500 Mbps download and 940 Mbps upload speeds for homes and businesses in B.C. and Alberta.

•                  In the J.D. Power 2020 Canada Wireless Network Quality Study, TELUS ranked first in network quality in the East region and in Ontario.

•                  In the Opensignal report The State of Mobile Network Experience 2020: One Year into the 5G Era released in May 2020, Canada tied with South Korea for the fastest Download Speed Experience in the world and Canada continues to have the fastest Download Speed Experience among the G7 countries. This builds upon Opensignal’s Mobile Network Experience Canada February 2020 where we won the category for best Download Speed Experience in Canada among national operators. Additionally, in Opensignal’s State of Rural Canada’s Mobile Network Experience report dated May 2020, we were recognized as having the fastest network in rural Canada. If Canada’s rural networks were categorized as a stand-alone country, rural Canada would rank second only to Japan among the G7 countries, which is notable given Canada’s vast geography and population dispersion.

•                  In the PCMag report The Fastest ISPs of 2020: Canada released in June 2020, we were ranked as the fastest internet service provider (ISP) in Canada among major ISPs.

•                  In the report Canada: State of Mobile Networks April 2020 published by Tutela, based on data from September 1, 2019 to February 29, 2020, we won three of the national awards for Core Consistent Quality, Download Throughput and Latency, and tied for Excellent Consistent Quality. Additionally, in Tutela’s report Canada: Mobile Experience Report June 2020, based on data from March 1, 2020 to May 31, 2020, our wireless network was rated as best in consistent quality, lowest latency and fastest download speeds.

•                  Building upon our November 2019 announcement where we provided several communities in Quebec’s Lower North Shore region with access to high-speed internet and wireless phone services for the first time, we continued this deployment in June 2020 to the communities of Kegaska and La Romaine.

•                  During the quarter, we made an announcement regarding the connection of homes and businesses to our TELUS PureFibre infrastructure to the Village of Keremeos, B.C., which is expected to be completed by the end of September 2020.

•                  We have enhanced and automated our processes to better support the hiring and remote onboarding for new team members including recent graduates and co-op students.

Driving emerging opportunities to build scale in TELUS Health and TELUS Agriculture

•                  During the ongoing COVID-19 pandemic, both our Akira by TELUS Health and our Babylon by TELUS Health virtual care offerings have benefitted from significant adoption, which has helped to alleviate pressure on the in-person healthcare system. Video consultations from the safety of one’s own home decreases unnecessary visits to the emergency room, freeing up capacity to respond to the viral outbreak. By July 2020, Babylon by TELUS Health has provided 67% of Canadians with the opportunity to see a general practitioner virtually with availability in B.C., Alberta, Saskatchewan and Ontario.

•                  Our LivingWell Companion and DirectAlert by TELUS Health personal emergency response services (PERS) continue to support the health and well-being of seniors across Canada. COVID-19 continues to disproportionately impact the elderly — PERS can help seniors stay connected to emergency support and offers a remote caregiving solution to those who may feel the burden of being unable to physically support their elderly loved ones as we continue in a pandemic environment.

•                  Through the pandemic, the TELUS Healthy Living Network® has been providing Optik TV customers with informative content related to COVID-19 prevention and well-being, and helping them to stay active at home with new content from partners such as YYOGA.

•                  In April 2020, TELUS Health announced it was enabling 26,000 Canadian clinicians to conduct virtual visits with their patients by integrating patient videoconferencing into its electronic medical records across Canada. This new feature allows clinicians to virtually support their own roster of patients while maintaining continuity of care and fully up-to-date health records.

•                  In June 2020, TELUS Health announced the expansion of our Home Health Monitoring solution to digitally monitor the recovery of lung transplant patients across Saskatchewan. Launched in partnership with the Saskatchewan Health Authority and eHealth Saskatchewan, this digital health dashboard enables a virtual healthcare team to provide medical support remotely for patients in real-time as they recover in their own homes.

•                  We are building scale in TELUS Agriculture through additional business acquisitions and expanding our reach in the emerging agriculture technology sector by leveraging technology to help produce food more efficiently, safely and in a more environmentally-friendly manner.

Driving growth in TELUS International to fuel further scaling opportunities

•                  While rapidly enabling over 90% of TELUS International team members to provide remote support from home and in other modified work locations, TELUS International has been able to leverage this capability and apply it in new ways to their clients. For example, in the second quarter, TELUS International trained and equipped a team to support a new client through 100% virtual training and remote servicing, foregoing the traditional in-person training at a brick and mortar facility.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2019 annual MD&A.

4.2 Operational resources

Wireless

Since mid-2013, we have invested more than $4.9 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and is expected to continue growing as the industry transitions to 5G, and we have responded by investing to extend our coverage and expand the capacity of our leading network quality to support the additional data consumption and growth in our wireless subscriber base in a geographically diverse country. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at June 30, 2020, our 4G LTE technology covered 99% of Canada’s population, consistent with June 30, 2019. Furthermore, we have continued to invest in the roll-out of our LTE advanced technology, which covered almost 95% of Canada’s population at March 31, 2020, slightly higher than one year before.

Wireline

We are continuing to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment as referenced above. Our home and business smart technology lines of business integrate security and safety monitoring with smart devices.

As at June 30, 2020, our high-speed broadband footprint covered more than 3.2 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 2.33 million households and businesses covered with fibre-optic cable (representing approximately 73% of our total high-speed broadband footprint), which provides these premises with immediate access to our fibre-optic technology. This is up from approximately 2.04 million households and businesses in the second quarter of 2019.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. However, given the uncertain magnitude, duration and potential outcomes of the COVID-19 pandemic, in May 2020, the Board determined that it would be prudent to sustain the current dividend per share and defer any dividend increase until the release of our third quarter 2020 results in November. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2022 and Section 10.13 Financing, debt and dividends in our 2019 annual MD&A.)

•                  On July 30, 2020, the Board elected to declare a third quarter dividend of $0.29125 per share, payable on October 1, 2020, to shareholders of record at the close of business on September 10, 2020. The third quarter dividend for 2020 reflects a cumulative increase of $0.01 per share or 3.6% from the $0.28125 per share dividend declared one year earlier.

•                  Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the second quarter of 2020, our DRISP plan trustee acquired from Treasury approximately 6 million dividend reinvestment Common Shares for $131 million. For the dividends paid on July 2, 2020, the DRISP participation rate, calculated as the DRISP investment of $140 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 37%.

Purchase Common Shares

•                  During the three-month and six-month periods ended June 30, 2020, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $NIL at June 30, 2020, which was denominated in U.S. dollars (US$NIL million), compared to $1,015 million (US$781 million) at December 31, 2019, and $293 million (US$224 million) at June 30, 2019.

•                  Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TELUS International (Cda) Inc. credit facility were US$865 million at June 30, 2020, compared to US$336 million at December 31, 2019, and US$307 million at June 30, 2019. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at June 30, 2020, unchanged from December 31, 2019 and June 30, 2019.

Report on financing and capital structure management plans

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On July 31, 2020, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.20 to 2.70 times — As measured at June 30, 2020, this ratio was 3.06 times, outside of the objective range, primarily due to the reduction of EBITDA caused by the COVID-19 pandemic as well as the acquisition of spectrum licences and business acquisitions. Given the cash demands of the 2019 and upcoming spectrum auctions and the inability to quantify impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 60 to 75% of free cash flow on a prospective basis — Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at June 30, 2020, the ratio was 61%. During the 12-month period ended June 30, 2020, the historical measure of our dividend payout ratio was at the lower end of the range due to the discounted DRISP participation level. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at June 30, 2020, our unutilized liquidity on a consolidated basis was approximately $2.9 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

For the three-month and six-month periods ended June 30, 2020, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, wireless trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue, in particular given uncertainty with regard to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of this distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Recently, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as have the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments has changed. Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our Chief Executive Officer (CEO) (our chief operating decision-maker). Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020 but did not, and do not, anticipate a substantive change to our products and services revenue and related performance indicator reporting from such transition; we will continue to report wireless and wireline operations until such transition is substantially completed, but the timing of such transition may be impacted as we prioritize managing through the pandemic. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3
Operating revenues[1]	3,728	3,694	3,858	3,697	3,597	3,506	3,764	3,774
Operating expenses
Goods and services purchased[2,3]	1,458	1,412	1,681	1,502	1,466	1,421	1,784	1,685
Employee benefits expense[2]	911	873	809	761	758	706	745	740
Depreciation and amortization	725	725	678	649	633	617	586	572
Total operating expenses	3,094	3,010	3,168	2,912	2,857	2,744	3,115	2,997
Operating income	634	684	690	785	740	762	649	777
Financing costs before long-term debt prepayment premium	184	192	175	173	189	168	159	162
Long-term debt prepayment premium	18	—	—	28	—	—	—	34
Income before income taxes	432	492	515	584	551	594	490	581
Income taxes	117	139	136	144	31	157	122	134
Net income	315	353	379	440	520	437	368	447
Net income attributable to Common Shares	290	350	368	433	517	428	357	443
Net income per Common Share:
Basic earnings per share (EPS)	0.23	0.28	0.30	0.36	0.43	0.36	0.30	0.37
Adjusted basic EPS[4]	0.25	0.32	0.32	0.39	0.35	0.38	0.35	0.37
Diluted EPS	0.23	0.28	0.30	0.36	0.43	0.36	0.30	0.37
Dividends declared per Common Share	0.29125	0.29125	0.29125	0.28125	0.28125	0.27250	0.27250	0.26250
Additional information:
EBITDA[4]	1,359	1,409	1,368	1,434	1,373	1,379	1,235	1,349
Restructuring and other costs[3,4]	70	60	40	29	29	36	75	173
Lease-up period and other equity losses related to real estate joint ventures	3	6	5	—	—	—	—	—
Non-recurring gains and equity income related to real estate joint ventures	—	—	—	—	—	—	—	171
Retirement of a provision arising from business acquisition-related written put options within TI	71	—	—	—	—	—	—	—
Adjusted EBITDA[4]	1,361	1,475	1,413	1,463	1,402	1,415	1,310	1,351
Cash provided by operating activities	1,462	1,177	829	1,148	1,160	790	948	1,066
Free cash flow[4]	511	545	135	320	324	153	132	303

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden.

(2)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(3)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation of $118 million as part of other costs.

(4)         See Section 11.1 Non-GAAP and other financial measures.

Trends

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas.

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base, partially reduced by COVID-19 pandemic impacts such as reduced roaming revenue; (ii) growth in wireline service revenue — this segment includes TELUS International (Cda) Inc. (TI) revenues, internet and third wave data services revenues, health revenues, TV revenues, home and business smart technology (including security) revenues, and other advanced application offerings; partly offset by moderating equipment revenue growth as well as COVID-19 pandemic impacts such as the temporary closure of Medisys and Copeman health clinics and the clinics being unable to offer their full suite of core services upon re-opening, and business customers faced with reduced and/or closed operations. Increased wireline data services revenues also include revenues from business acquisitions, including our acquisitions of ADT Security Services Canada, Inc. (ADT Canada) on November 5, 2019 (where there was significant integration and customer retention costs in 2019 and will continue to be throughout 2020 and early 2021, the full expected operations rate is expected after that time), and Competence Call Center (CCC) on January 31, 2020. Increased internet and TV service revenues are being generated by subscriber growth and higher internet revenue per customer, and there has been increased customer adoption of our home and business smart technology (including security). For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased, excepting the effects of the application of IFRS 16 first evidenced in the first quarter of 2019, reflects higher wireless equipment expenses associated with higher-value smartphones in the sales mix, partly offset by a general decrease in new wireless contracts; increases in external labour, administrative and other expenses to support growth in our TI business, our subscriber base and business acquisitions; and increased wireline TV costs of sales associated with a growing subscriber base.

In the third quarter of 2018, Operating revenues included equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Additionally, in the third quarter of 2018, Goods and services purchased included a non-recurring $118 million donation to the TELUS Friendly Future Foundation. There have also been, and will continue to be, less significant asset dispositions.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions and those supporting TI revenue growth, the expansion of our health offerings and growth in our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related to cost efficiency and effectiveness programs. We experienced year-over-year increases in net Employee benefits expense in the first quarter of 2020 and through most of 2019 related to April 2019 compensation increases.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and enhanced LTE technology coverage, growth in business acquisitions and growth in internet, TV and security loading. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G where we launched the first wave of our 5G network in June 2020. Depreciation and amortization under the application of IFRS 16 are higher than would have been the case prior to IFRS 16.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and wireless technology, and our business acquisitions. Financing costs include a long-term debt prepayment premium of $18 million in the second quarter of 2020, $28 million in the third quarter of 2019 and $34 million in the third quarter of 2018. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz wireless spectrum auction, which we expect to deploy into our existing network in future periods. Financing costs also includes Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Under the application of IFRS 16, Financing costs are higher than would have been the case prior to IFRS 16, driven by interest on lease liabilities.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted income tax changes and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income.

The general trend of year-over-year increases in Cash provided by operating activities reflects lower year-over-year income taxes paid partly offset by higher interest payments arising from increases in debt outstanding and year-over-year variations in fixed-term interest rates. Cash provided by operating activities was impacted by IFRS 16, which prospectively results in the principal component of lease payments being reflected as a financing activity use of cash. The general trend of year-over-year increases in free cash flow reflects the factors affecting Cash provided by operating activities, except that accounting policies that do not impact cash (IFRS 15 and IFRS 16) do not affect the determination of free cash flow. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment and Section 5.5 Wireline segment. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our consolidated operations.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Service	3,250	3,086	5.3%	6,495	6,106	6.4%
Equipment	406	501	(19.0)%	824	970	(15.1)%
Revenues arising from contracts with customers	3,656	3,587	1.9%	7,319	7,076	3.4%
Other operating income	72	10	n/m	103	27	n/m
Operating revenues	3,728	3,597	3.6%	7,422	7,103	4.5%

Consolidated operating revenues increased by $131 million in the second quarter of 2020 and $319 million in the first six months of 2020.

•                  Service revenues increased by $164 million in the second quarter of 2020 and $389 million in the first six months of 2020, reflecting growth in wireline data services revenues resulting from business acquisitions, expanded services and subscriber base growth, partly offset by the impacts of the COVID-19 pandemic and continued declines in wireline legacy voice and legacy data service revenues.

•                  Equipment revenues decreased by $95 million in the second quarter of 2020 and $146 million in the first six months of 2020, reflecting lower wireless contracted volumes as a result of customers reducing their general shopping habits and the temporary closure of a significant number of conventional sales channels beginning in March 2020 through a majority of the second quarter of 2020 due to the COVID-19 pandemic. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases, also contributed to the decrease.

•                  Other operating income increased by $62 million in the second quarter of 2020 and $76 million in the first six months of 2020, primarily due to a gain on retirement of a provision arising from business acquisition-related written put options within TI, partly offset by lease-up period and other equity losses related to real estate joint ventures and lower net gains from the sale of certain assets. The increase in the first six months of 2020 also reflects a decrease in the aforementioned provision.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Goods and services purchased	1,458	1,466	(0.5)%	2,870	2,887	(0.6)%
Employee benefits expense	911	758	20.2%	1,784	1,464	21.9%
Depreciation	505	470	7.4%	1,028	940	9.4%
Amortization of intangible assets	220	163	35.0%	422	310	36.1%
Operating expenses	3,094	2,857	8.3%	6,104	5,601	9.0%

Consolidated operating expenses increased by $237 million in the second quarter of 2020 and $503 million in the first six months of 2020.

•                  Goods and services purchased decreased by $8 million in the second quarter of 2020 and $17 million in the first six months of 2020, primarily arising from lower wireless equipment sales expenses, as well as enhanced cost-savings initiatives in response to the economic impacts of the COVID-19 pandemic. These decreases were partly offset by higher operating and administrative costs associated with business acquisitions, in addition to supporting organic TI revenue growth, as well as increases to our bad debt expense and non-labour restructuring and other costs related to the pandemic.

•                  Employee benefits expense increased by $153 million in the second quarter of 2020 and $320 million in the first six months of 2020, largely due to higher compensation and benefit costs resulting from an increase in the number of employees from business acquisitions, in addition to supporting organic TI revenue growth. These employee benefits expense increases were partly offset by lower labour-related restructuring and other costs, and a decrease in the number of domestic FTEs, excluding business acquisitions.

•                  Depreciation increased by $35 million in the second quarter of 2020 and $88 million in the first six months of 2020, primarily due to growth in capital assets over the last 12 months, including our expanded fibre footprint and business acquisitions. Additionally, in the first six months of 2020, we had increased asset retirement activity, which generated accelerated depreciation on those assets.

•                  Amortization of intangible assets increased by $57 million in the second quarter of 2020 and $112 million in the first six months of 2020, reflecting higher expenditures associated with the intangible asset base over the last 12 months, including those arising from business acquisitions.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Wireless EBITDA[1] (See Section 5.4)	870	919	(5.3)%	1,804	1,827	(1.2)%
Wireline EBITDA[1] (See Section 5.5)	489	454	7.7%	964	925	4.2%
EBITDA[1]	1,359	1,373	(1.0)%	2,768	2,752	0.6%
Depreciation and amortization (discussed above)	(725)	(633)	14.5%	(1,450)	(1,250)	16.0%
Operating income	634	740	(14.3)%	1,318	1,502	(12.3)%

(1)         See Section 11.1 Non-GAAP and other financial measures.

Operating income decreased by $106 million in the second quarter of 2020 and $184 million in the first six months of 2020, while EBITDA decreased by $14 million in the second quarter of 2020 and increased by $16 million in the first six months of 2020. Excluding the effects of a gain on a retirement of a provision arising from business acquisition-related written put options of $71 million within TI, Operating income decreased by $177 million in the second quarter of 2020 and $255 million in the first six months of 2020, while EBITDA decreased by $85 million in the second quarter of 2020 and $55 million in the first six months of 2020. These declines reflect the impacts of the COVID-19 pandemic, including: (i) the decline in roaming revenues attributed to restricted travel; (ii) the temporary closure of approximately 90% of our conventional retail stores; (iii) the temporary disruptions to our TI business due to government-mandated site closures; (iv) the temporary closure of our Medisys and Copeman clinics, and reduced health benefit claims; (v) increases to our bad debt expense; and (vi) higher non-labour-related restructuring and other costs. EBITDA also declined from lower wireline legacy voice and legacy data services, higher non-labour-related restructuring and other costs related to efficiency initiatives, and lease-up period and other equity losses related to real estate joint ventures. EBITDA declines were partly offset by growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI business, and enhanced cost efficiency programs in response to the pandemic. Declines in the first six months of 2020 were also moderated by a decrease in a provision arising from business acquisition-related written put options within TI.

Adjusted EBITDA

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Wireless Adjusted EBITDA[1] (See Section 5.4)	890	924	(3.7)%	1,830	1,841	(0.6)%
Wireline Adjusted EBITDA[1] (See Section 5.5)	471	478	(1.2)%	1,006	976	3.1%
Adjusted EBITDA[1]	1,361	1,402	(2.9)%	2,836	2,817	0.7%

(1)         See Section 11.1 Non-GAAP and other financial measures.

Adjusted EBITDA decreased by $41 million or 2.9% in the second quarter of 2020, reflecting the impacts of the COVID-19 pandemic as described above, and lower wireline legacy voice and legacy data services. This was partly offset by growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth, an increased EBITDA contribution from our organic TI business, and enhanced cost efficiency programs in response to the pandemic.

In the first six months of 2020, Adjusted EBITDA increased by $19 million or 0.7%, which reflects growth in wireline data service margins resulting from business acquisitions, expanded services and subscriber base growth and an increased EBITDA contribution from our organic TI business, and a decrease in a provision arising from business acquisition-related written put options within TI. Adjusted EBITDA growth was partly offset by the impacts of the COVID-19 pandemic as described above and from lower wireline legacy voice and legacy data services.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Interest on long-term debt, excluding lease liabilities — gross	169	161	5.0%	339	311	9.0%
Interest on long-term debt interest, excluding lease liabilities — capitalized	(9)	(4)	125.0%	(17)	(4)	n/m
Interest on lease liabilities	17	16	6.3%	35	32	9.4%
Interest on short-term borrowings and other	2	3	(33.3)%	4	8	(50.0)%
Interest accretion on provisions	4	5	(20.0)%	9	11	(18.2)%
Long-term debt prepayment premium	18	—	n/m	18	—	n/m
Interest expense	201	181	11.0%	388	358	8.4%
Employee defined benefit plans net interest	4	—	n/m	8	—	n/m
Foreign exchange (gains) losses	(1)	11	n/m	1	4	(75.0)%
Interest income	(2)	(3)	(33.3)%	(3)	(5)	(40.0)%
Financing costs	202	189	6.9%	394	357	10.4%

Financing costs increased by $13 million in the second quarter of 2020 and $37 million in the first six months of 2020, mainly due to the following factors:

•                  Interest expense increased by $20 million in the second quarter of 2020 and $30 million in the first six months of 2020. The increased interest expense largely resulted from:

•                  Gross interest on long-term debt, excluding lease liabilities, increased by $8 million in the second quarter of 2020 and $28 million in the first six months of 2020, driven by an increase in average long-term debt balances outstanding in part attributable to the acquisition of spectrum licences and business acquisitions (including ADT Canada and CCC), partially offset by a decrease in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.86% at June 30, 2020, as compared to 4.12% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during the 600 MHz wireless spectrum auction held in April 2019 by Innovation, Science and Economic Development Canada (ISED), which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until substantially all of the activities necessary to prepare the spectrum for its intended use are complete.

•                  We recorded a long-term debt prepayment premium of $18 million before income taxes related to the early redemption of all of our $400 million Series CM Notes and all of our $500 million Series CO Notes as described in Section 1.3.

•                  Employee defined benefit plans net interest increased by $4 million in the second quarter of 2020 and $8 million in the first six months of 2020, primarily due to the change in the defined benefit plan deficit as at December 31, 2019 to $425 million (net of the plan asset ceiling limit of $121 million), compared to a defined benefit plan surplus of $57 million (net of the plan asset ceiling limit of $263 million) one year earlier, partly offset by a decrease in the discount rate.

•                  Foreign exchange (gains) losses have fluctuated, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except tax rates)	2020	2019	Change		2020	2019	Change
Income taxes computed at applicable statutory rates (%)	26.2	26.7	(0.5	)pts.	26.3	26.9	(0.6	)pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	(0.5)	(22.0)	21.5	pts.	(0.5)	(10.6)	10.1	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	0.9	(0.3)	1.2	pts.	0.4	(0.2)	0.6	pts.
Other (%)	0.5	1.2	(0.7	)pts.	1.5	0.3	1.2	pts.
Effective tax rate (%)	27.1	5.6	21.5	pts.	27.7	16.4	11.3	pts.
Income tax computed at applicable statutory rates	113	147	(23.1)%		243	308	(21.1)%
Revaluation of deferred income tax liability to reflect future income tax rates	(2)	(121)	(98.3)%		(5)	(121)	(95.9)%
Adjustments recognized in the current period for income taxes of prior periods	4	(2)	n/m		4	(2)	n/m
Other	2	7	(71.4)%		14	3	n/m
Income taxes	117	31	n/m		256	188	36.2%

Total income tax expense increased by $86 million in the second quarter of 2020 and $68 million in the first six months of 2020, while income taxes paid in respect of comprehensive income per the condensed interim consolidated statement of cash flows decreased by $111 million in the second quarter of 2020 and $354 million in the first six months of 2020. The effective tax rate increased from 5.6% to 27.1% in the second quarter of 2020 and from 16.4% to 27.7% in the first six months of 2020, predominantly attributed to the prior year revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Net income	315	520	(39.4)%	668	957	(30.2)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	(107)	21	n/m	167	(22)	n/m
Items never subsequently reclassified to income	(669)	8	n/m	(353)	32	n/m
Comprehensive income	(461)	549	n/m	482	967	(50.2)%

Comprehensive income decreased by over $1.0 billion in the second quarter of 2020 and $485 million in the first six months of 2020, primarily as a result of changes in employee defined benefit plan re-measurement amounts arising from the effect of a decrease in the discount rate being applied to our accrued projected defined benefit obligation in addition to lower Net income. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas. For example, with government and border restrictions, consumer and business travel levels are uncertain. As well, our business customers who use our wireless services are faced with reduced and/or closed operations. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our wireless operations.

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base, as well as higher-value smartphones in the sales mix of gross additions and retention units. Equipment revenue growth has been moderating as an increase of higher-value smartphones in the sales mix have been offset by a lower volume of new contracts due to: (i) heightened market aggression; (ii) the improving quality and increasing cost of popular devices that result in customers deferring upgrades; (iii) the industry introduction of device financing programs, which provide transparency of full device costs and result in customers deferring device upgrades; and (iv) most recently, the effects of the COVID-19 pandemic on customers, the industry, our supply chain and methods of distribution, and the Canadian economy. The general trend of year-over-year increases in mobile phone subscriber net additions resulted from: (i) the success of our promotions and the leveraging of our digital sales channels; (ii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; (iii) continuous improvements in the speed and quality of our network, combined with our low churn rate, which reflect our focus on customers first initiatives; and (iv) customer behaviour using additional devices while traveling; however, this trend has been altered by the pandemic. Our capital expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of wireless subscribers.

Mobile phone ABPU growth has been moderating, primarily due to: (i) carriers offering larger allotments of data, as well as rate plans that include plans with bonus data and unlimited data plans, data sharing and, prior to the COVID-19 pandemic and the significant impact to travel, international roaming features; and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots; partly offset by (iii) an increased mix of higher-value rate plans, in addition to an increase in higher-value smartphones in the sales mix, including the effects of customers financing more of the cost of these devices through our TELUS Easy Payment program, which we launched in the third quarter of 2019, and an increased proportion of higher-value customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion, as customers are continuing to obtain lower cost per megabyte plans.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, retention programs and focus on building, maintaining and enhancing our high-quality network and more recently, the impact from the COVID-19 pandemic and the resulting effect of less customers switching between carriers.

Our connected device subscriber base has been growing primarily through our expanded Internet of Things (IoT) offerings, partly offset by our strategic decision to reduce loading of low or negative-margin tablets.

Wireless operating indicators

As at June 30	2020	2019	Change
Subscribers[1] (000s):
Mobile phones	8,754	8,552	2.4%
Mobile connected devices	1,621	1,338	21.2%
Total	10,375	9,890	4.9%
HSPA+ population coverage[2] (millions)	37.0	37.0	—%
LTE population coverage[2] (millions)	37.0	36.9	0.3%

	Second quarters ended June 30				Six-month periods ended June 30
	2020	2019	Change		2020	2019	Change
Mobile phones gross additions (000s):	268	336	(20.2)%		533	605	(11.9)%
Subscriber net additions (000s):
Mobile phones	61	82	(25.6)%		82	93	(11.8)%
Mobile connected devices	33	72	(54.2)%		82	121	(32.2)%
Total	94	154	(39.0)%		164	214	(23.4)%
Mobile phones ABPU, per month[3] ($)	69.65	73.43	(5.1)%		70.97	72.81	(2.5)%
Mobile phones ARPU, per month[3] ($)	56.82	60.30	(5.8)%		57.71	59.81	(3.5)%
Mobile phones churn, per month[3] (%)	0.80	1.01	(0.21	)pts.	0.87	1.01	(0.14	)pts.

(1)       Effective January 1, 2020 on a prospective basis, as a result of subscribers substantially loaded prior to 2019 and were identified as having limited or no cellular voice capability through an in-depth review of our mobile phone subscriber base, we made an adjustment to transfer approximately 60,000 mobile phone subscribers to our mobile connected devices subscriber base.

(2)       Including network access agreements with other Canadian carriers.

(3)       See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Network revenue	1,472	1,523	(3.3)%	2,983	3,015	(1.1)%
Equipment and other service revenues	360	455	(20.9)%	734	882	(16.8)%
Revenues arising from contracts with customers	1,832	1,978	(7.4)%	3,717	3,897	(4.6)%
Other operating income	(1)	5	n/m	(2)	10	n/m
External operating revenues	1,831	1,983	(7.7)%	3,715	3,907	(4.9)%
Intersegment revenues	15	14	7.1%	29	27	7.4%
Wireless operating revenues	1,846	1,997	(7.6)%	3,744	3,934	(4.8)%

Wireless operating revenues decreased by $151 million in the second quarter of 2020 and $190 million in the first six months of 2020.

Network revenue decreased by $51 million or 3.3% in the second quarter of 2020 and $32 million in the first six months of 2020 or 1.1%, due to declining mobile phone ARPU primarily from reduced roaming revenue, as discussed below, partly offset by growth of 4.9% in the subscriber base over the last 12 months.

Mobile phone ABPU was $69.65 in the second quarter of 2020 and $70.97 in the first six months of 2020, reflecting decreases of $3.78 or 5.1% for the quarter and $1.84 or 2.5% for the six-month period. These decreases reflect the impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions, as well as our decision to temporarily waive roaming charges for customers in response to the pandemic; (ii) the temporary closure of approximately 90% of our conventional retail stores beginning in March 2020 through a majority of the second quarter which hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; (iii) decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks; and (iv) our decision to temporarily waive late payment charges, partly offset by: (v) increased chargeable voice usage revenue primarily generated in the early stages of the pandemic prior to the easing of certain related restrictions. Mobile phone ABPU is also impacted by continued declines in chargeable data usage, and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. Mobile phone ABPU declination was partly offset by growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, which we introduced at the beginning of the third quarter of 2019, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix.

Mobile phone ARPU was $56.82 in the second quarter of 2020 and $57.71 in the first six months of 2020, reflecting decreases of $3.48 or 5.8% for the quarter and $2.10 or 3.5% for the six-month period. Mobile phone ARPU was impacted by the same items noted above in mobile phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) prior to our TELUS Easy Payment device financing program, devices with subsidies; and (iii) contracted device upgrades.

•                  Mobile phone gross additions were 268,000 in the second quarter of 2020 and 533,000 for the first six months of 2020, reflecting decreases of 68,000 for the quarter and 72,000 for the six-month period, as reduced customer-switching activity between carriers and the temporary closure of certain conventional sales channels referenced above more than offset growth in the Canadian population, successful promotions and expanded channels. During the pandemic period, as we temporarily closed our conventional retail stores to ensure the safety of our customers and team members by not having them enter a physical premises, we successfully executed our customers first initiatives including the enhanced use of our digital footprint.

•                  Our mobile phone churn rate was 0.80% in the second quarter of 2020 and 0.87% in the first six months of 2020, compared to 1.01% in both the second quarter of 2019 and the first six months of 2019. The decrease in the mobile phone churn rate reflects the impacts of reduced switching activity between carriers due to the COVID-19 pandemic as customers reduced their general shopping habits. This was in addition to the utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discount offerings, our focus on executing customers first initiatives and retention programs, and our leading network quality.

•                  Mobile phone net additions were 61,000 in the second quarter of 2020 and 82,000 in the first six months of 2020, reflecting decreases of 21,000 for the quarter and 11,000 for the six-month period, in part due to reduced gross additions resulting from the temporary closure of certain conventional sales channels previously referenced, in addition to fewer customer additions attributed to restricted travel, partly offset by lower mobile phone churn, as described above.

•                  Mobile connected device net additions were 33,000 in the second quarter of 2020 and 82,000 in the first six months of 2020, reflecting decreases of 39,000 for both the quarter and the six-month period, primarily due to lower IoT gross additions from a reduction in business customer activity as these customers delayed purchasing decisions during the pandemic, partly offset by growth in our consumer health personal emergency response system devices.

Subscriber loading results discussed above were impacted in the final weeks of March 2020 and throughout the second quarter of 2020 due to the COVID-19 pandemic and from the restrictions put in place to protect our customers and team members, including the closure of certain stores in shopping malls and other conventional retail outlets. Our digital sales channels are well-equipped to handle the additional traffic left unaddressed by physical sales.

Equipment and other service revenues decreased by $95 million in the second quarter of 2020 and $148 million in the first six months of 2020, reflecting lower contracted volumes, due to customers reducing their general shopping habits primarily attributed to the temporary closure of certain sales channels due to the COVID-19 pandemic discussed above. Device financing programs, which provide transparency of full device costs resulting in customers deferring device upgrade purchases, also contributed to the decrease.

Other operating income decreased by $6 million in the second quarter of 2020 and $12 million in the first six months of 2020, mainly due to lower net gains from the sale of certain assets and lease-up period and other equity losses related to real estate joint ventures.

Intersegment revenues represent network services that are eliminated upon consolidation, along with the associated wireline expenses.

Operating expenses — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Goods and services purchased:
Equipment sales expenses	340	443	(23.3)%	696	865	(19.5)%
Network operating expenses	191	198	(3.5)%	377	382	(1.3)%
Marketing expenses	76	101	(24.8)%	162	190	(14.7)%
Other[1]	202	165	22.4%	379	346	9.5%
Employee benefits expense[1]	167	171	(2.3)%	326	324	0.6%
Wireless operating expenses	976	1,078	(9.5)%	1,940	2,107	(7.9)%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses decreased by $102 million in the second quarter of 2020 and $167 million in the first six months of 2020.

Equipment sales expenses decreased by $103 million in the second quarter of 2020 and $169 million in the first six months of 2020, largely due to lower contracted volumes, as discussed above.

Network operating expenses decreased by $7 million in the second quarter of 2020 and $5 million in the first six months of 2020, mainly due to network site utilities savings and lower roaming expense resulting from decreased travel, partly offset by increased expenses related to the Canadian Radio-television and Telecommunications Commission (CRTC) Broadband Fund.

Marketing expenses decreased by $25 million in the second quarter of 2020 and $28 million in the first six months of 2020, driven by a reduction in advertising and promotional activities in response to the COVID-19 pandemic, as well as lower commissions expense partly due to an increased mix of digital sales, as our digital sales channels were well-equipped to handle the additional traffic left unaddressed by physical sales.

Other goods and services purchased increased by $37 million in the second quarter of 2020 and $33 million in the first six months of 2020, mostly resulting from the economic impacts and response to the COVID-19 pandemic, including an increase in our bad debt expense and higher non-labour-related restructuring and other costs, partly offset by enhanced cost efficiency programs.

Employee benefits expense decreased by $4 million in the second quarter of 2020 and increased by $2 million in the first six months of 2020, as the temporary closure of approximately 90% of our conventional retail stores in response to the COVID-19 pandemic caused a significant reduction in front-line labour hours, however, we took proactive efforts to redeploy substantially all team members to other areas of the business requiring support.

EBITDA — Wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except margins)	2020	2019	Change		2020	2019	Change
EBITDA	870	919	(5.3)%		1,804	1,827	(1.2)%
Add restructuring and other costs included in EBITDA	19	5	n/m		22	14	n/m
Add lease-up period and other equity losses related to real estate joint ventures	1	—	n/m		4	—	n/m
Adjusted EBITDA[1]	890	924	(3.7)%		1,830	1,841	(0.6)%
EBITDA margin (%)	47.1	46.0	1.1	pts.	48.2	46.4	1.8	pts.
Adjusted EBITDA margin[2] (%)	48.2	46.3	1.9	pts.	48.8	46.8	2.0	pts.

(1)       See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)       Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes lease-up period and other equity losses related to real estate joint ventures.

Wireless EBITDA decreased by $49 million or 5.3% in the second quarter of 2020 and $23 million or 1.2% in the first six months of 2020. Wireless Adjusted EBITDA decreased by $34 million or 3.7% in the second quarter of 2020 and $11 million or 0.6% in the first six months of 2020, reflecting the impacts of the COVID-19 pandemic, including lower roaming revenue resulting from restricted travel, the temporary closure of approximately 90% of our conventional retail stores, decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks, our increased bad debt expense and temporary waives of late payment charges. This was partially offset by higher equipment margins, incremental voice usage and enhanced cost efficiency programs in response to the pandemic.

5.5 Wireline segment

Wireline trends

COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas. For example, the COVID-19 pandemic has constrained our ability to complete installations in the traditional manner. As well, our business customers are faced with reduced and/or closed operations. Refer to Section 1.2 for further discussion of the COVID-19 pandemic and its impacts on our wireline operations.

The trend over the last eight quarters of increases in wireline service revenue reflects growth in internet and third wave data services, TI revenues, TV revenues, health revenues, and home and business smart technology (including security) revenues, and is partly offset by declining wireline legacy voice and legacy data revenues. As well, increased wireline data services revenues include revenues from business acquisitions, including our acquisitions of ADT Canada on November 5, 2019 (where there was significant integration and customer retention costs in 2019 and will continue to be throughout 2020 and early 2021, the full expected operations rate is expected after that time), and CCC acquired on January 31, 2020. The increases in year-over-year internet and TV service revenues are being generated by subscriber growth and higher internet revenue per customer resulting from upgrades to faster speeds, larger data usage rate plans, diverse bundled product offerings, and the expansion of our fibre footprint. We expect continued internet subscriber base growth as we continue our investments in expanding our fibre-optic infrastructure. The total number of TV subscribers has increased as a result of higher net additions in response to diverse product offerings, fibre expansion and bundled product offerings, combined with our low customer churn rate. Security subscriber base growth is increasing as a result of business acquisitions and organic growth. Wireline growth has also been attributed to the adoption of the TELUS Whole Home bundle to meet the demand of multiple services per home. The COVID-19 pandemic and physical distancing requirements impacted security installations as access to homes and businesses were restricted, however, this was partly mitigated as we kept our customers connected and protected through offering a range of installation options, including virtually. Residential voice subscriber losses continue to reflect the ongoing trend of substitution by wireless and internet-based services, but have been partly mitigated by the success of our bundled service offerings and lower-priced offerings. The trend of declining legacy wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market, however, our rate of decline has been moderating with our utilization of bundled product offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings.

Wireline operating indicators

At June 30 (000s)	2020	2019	Change
Subscriber connections:
Internet	2,044	1,921	6.4%
TV	1,176	1,126	4.4%
Residential voice	1,181	1,228	(3.8)%
Security[1,2]	635	89	n/m
Total wireline subscriber connections[1,2]	5,036	4,364	15.4%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2020	2019	Change	2020	2019	Change
Subscriber connection net additions (losses):
Internet	37	25	48.0%	63	47	34.0%
TV	8	16	(50.0)%	16	33	(51.5)%
Residential voice	(10)	(9)	(11.1)%	(23)	(20)	(15.0)%
Security[1]	12	11	9.1%	27	17	58.8%
Total wireline subscriber connection net additions	47	43	9.3%	83	77	7.8%

(1)       Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total wireline subscriber connections.

(2)       December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Canada (acquired on November 5, 2019).

Operating revenues — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Data services	1,493	1,265	18.0%	2,937	2,484	18.2%
Voice services	236	249	(5.2)%	472	502	(6.0)%
Other services and equipment	95	95	—%	193	193	—%
Revenues arising from contracts with customers	1,824	1,609	13.4%	3,602	3,179	13.3%
Other operating income	73	5	n/m	105	17	n/m
External operating revenues	1,897	1,614	17.5%	3,707	3,196	16.0%
Intersegment revenues	64	60	6.7%	127	116	9.5%
Wireline operating revenues	1,961	1,674	17.1%	3,834	3,312	15.8%

Wireline operating revenues increased by $287 million in the second quarter of 2020 and $522 million in the first six months of 2020.

•                Data services revenues increased by $228 million in the second quarter of 2020 and $453 million in the first six months of 2020. The increases were driven by: (i) growth in TI revenues primarily driven by the acquisition of CCC, growth in business volumes resulting from expanded services for existing customers and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic; (ii) increased revenues from home and business smart technology (including security), driven by business acquisitions, including ADT Canada, and expanded services; (iii) increased internet and third wave data service revenues, reflecting a 6.4% increase in our internet subscribers over the last 12 months and higher revenue per customer from faster internet speed upgrades, larger data usage internet rate plans, and rate changes, partly offset by initiatives to assist customers during the pandemic, including temporarily waiving overage charges; (iv) increased TV revenues, reflecting subscriber growth of 4.4% over the last 12 months; and (v) increased revenues from our virtual care solutions. This growth was partly offset by other impacts caused by the pandemic, including a decline in health revenue mainly from the temporary closures of our conventional Medisys and Copeman clinics for all non-essential services and reduced health benefit claims, in addition to lower revenue from our business customers as they redeploy their resources. Additionally, data services revenues were partially offset by the ongoing decline in legacy data service revenues.

•                Voice services revenues decreased by $13 million in the second quarter of 2020 and $30 million in the first six months of 2020, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. Declines were moderated with our utilization of bundled product offerings and successful retention efforts, as well as a temporary increase in long distance usage as customers remained connected during the COVID-19 pandemic.

•                Wireline subscriber connection net additions were 47,000 in the second quarter of 2020 and 83,000 in the first six months of 2020, reflecting increases of 4,000 for the quarter and 6,000 for the six-month period.

•                Internet net additions were 37,000 in the second quarter of 2020 and 63,000 in the first six months of 2020, reflecting increases of 12,000 for the quarter and 16,000 for the six-month period, due to continued net new demand from consumers and businesses as we continued to keep our customers connected through offering a range of installation options, as well as lower customer churn resulting from our customers first initiatives and retention programs and reduced switching activity between providers due to the COVID-19 pandemic. Our continued focus on connecting more homes and businesses directly to fibre (with TELUS PureFibre available to approximately 73% of our broadband footprint at the end of the second quarter of 2020), expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet and TV subscriber growth of 173,000 over the last 12 months.

•                TV net additions were 8,000 in the second quarter of 2020 and 16,000 in the first six months of 2020, reflecting decreases of 8,000 for the quarter and 17,000 for the six-month period, mainly due to lower gross additions as a result of the impact of the COVID-19 pandemic and the changing landscape of increased streaming services, partly offset by a lower customer churn rate from strong retention efforts and reduced switching activity due to the pandemic.

•                Residential voice net losses were 10,000 in the second quarter of 2020 and 23,000 in the first six months of 2020, as compared to residential voice net losses of 9,000 and 20,000, respectively, in the same periods in 2019. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings and our strong retention efforts, including lower-priced offerings.

•                Security net additions were 12,000 in the second quarter of 2020 and 27,000 in the first six months of 2020, reflecting increases of 1,000 for the quarter and 10,000 for the six-month period, driven from strong organic growth as we continued to keep our customers connected and protected through offering a range of installation options and demand from our bundled product offerings.

Subscriber loading results discussed above were impacted in the final weeks of March 2020 and throughout the second quarter of 2020 due to the COVID-19 pandemic and from the restrictions put in place to protect our customers and our team members, including physical distancing, which has impacted our ability to enter homes and businesses to complete installations. Where possible, we have successfully evolved our processes to permit customers to install their own equipment with the support of our technicians via a smartphone.

Other operating income increased by $68 million in the second quarter of 2020 and $88 million in the first six months of 2020, primarily due to a gain on a retirement of a provision arising from business acquisition-related written put options within TI. The first six months of 2020 were also impacted by a decrease in a provision arising from business acquisition-related written put options within TI.

Intersegment revenues represent services provided to the wireless segment, including those from TI. Such revenue is eliminated upon consolidation, together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2020	2019	Change	2020	2019	Change
Goods and services purchased[1]	728	633	15.0%	1,412	1,247	13.2%
Employee benefits expense[1]	744	587	26.7%	1,458	1,140	27.9%
Wireline operating expenses	1,472	1,220	20.7%	2,870	2,387	20.2%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireline operating expenses increased by $252 million in the second quarter of 2020 and $483 million in the first six months of 2020.

Goods and services purchased increased by $95 million in the second quarter of 2020 and $165 million in the first six months of 2020, due to higher operating and administrative costs associated with business acquisitions and TI revenue growth, increases in non-labour-related restructuring and other costs related to efficiency initiatives and the COVID-19 pandemic, and higher bad debt expense resulting from the pandemic. The increase in Goods and services purchased was partly offset by savings achieved from the enhanced cost-saving initiatives in response to the economic impacts of the pandemic.

Employee benefits expense increased by $157 million in the second quarter of 2020 and $318 million in the first six months of 2020, primarily due to increases in compensation and benefits costs, including pension expense resulting from an increase in the number of employees from business acquisitions, as well as supporting organic TI revenue growth. Higher internal labour costs resulting from April 2019 compensation increases contributed to the increase in the first six months of 2020. These factors were partly offset by lower labour-related restructuring and other costs and a decrease in the number of domestic FTEs.

EBITDA — Wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except margins)	2020	2019	Change		2020	2019	Change
EBITDA[1]	489	454	7.7%		964	925	4.2%
Add restructuring and other costs included in EBITDA	51	24	n/m		108	51	n/m
Add lease-up period and other equity losses related to real estate joint ventures	2	—	n/m		5	—	n/m
Deduct retirement of a provision arising from business acquisition-related written put options within TI	(71)	—	n/m		(71)	—	n/m
Adjusted EBITDA[1]	471	478	(1.2)%		1,006	976	3.1%
EBITDA margin (%)	25.0	27.1	(2.1	)pts.	25.1	27.9	(2.8	)pts.
Adjusted EBITDA margin[1,2] (%)	24.9	28.5	(3.6	)pts.	26.7	29.5	(2.8	)pts.

(1)       See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)       Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes lease-up period and other equity losses related to real estate joint ventures and a retirement of a provision arising from business acquisition-related written put options within TI.

Wireline EBITDA increased by $35 million or 7.7% in the second quarter of 2020 and $39 million or 4.2% in the first six months of 2020. Excluding the effects of a gain on a retirement of a provision arising from business acquisition-related written put options within TI of $71 million, wireline EBITDA decreased by $36 million or 7.9% in the second quarter of 2020 and $32 million or 3.5% in the first six months of 2020.

Wireline Adjusted EBITDA decreased by $7 million or 1.2% in the second quarter of 2020. The decline is reflective of the COVID-19 pandemic impacts, including the temporary capacity disruptions in our TI business due to government-mandated site closures, the impacts to our health business from the temporary closures of Medisys and Copeman clinics and reduced health benefit claims, customers first initiatives including temporarily waiving overage charges, and increased bad debt expense. As well, lower Adjusted EBITDA in the second quarter of 2020 was impacted by continued declines in legacy voice and legacy data services, higher employee benefits expense, and a decline in the EBITDA contribution from our legacy business services. These factors were partly offset by an increased contribution from the TI acquisition of CCC, expanded services for existing customers and customer growth; growth from our home and business smart technology (including security), driven by business acquisitions and expanded services; and higher internet margins.

Wireline Adjusted EBITDA increased by $30 million or 3.1% in the first six months of 2020. The increase is reflective of the aforementioned contribution from TI, home and business smart technology (including security) and internet margins, as well as a decrease in a provision arising from business acquisition-related written put options within TI. These factors were partly offset by COVID-19 pandemic impacts as described above, the continued decline of legacy voice, legacy data, and legacy business services, as well as higher employee benefits expense and other costs related to business acquisitions.

6.              Changes in financial position

Financial position at:	June 30	Dec. 31
($ millions)	2020	2019	Change	Change includes:
Current assets
Cash and temporary investments, net	971	535	436	See Section 7 Liquidity and capital resources
Accounts receivable	2,004	1,962	42

Increased primarily due to the acquisition of Competence Call Center, as well as an increase in unbilled customer finance receivables from our Bring-It-Back program and the TELUS Easy Payment device financing program, partly offset by timing of wireless wholesale customer receipts and decreases in dealer and retailer receivables corresponding with the temporary closure of approximately 90% of our conventional retail locations

Income and other taxes receivable	18	127	(109)	Instalments to date are less than the expense
Inventories	335	437	(102)	A decrease in the volume of handsets
Contract assets	538	737	(199)	Refer to description in non-current contract assets.
Prepaid expenses	544	547	(3)	—
Current derivative assets	10	8	2	—
Current liabilities
Short-term borrowings	100	100	—	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,873	2,749	124	Increases in commodity taxes, payroll and other employee-related liabilities, partly offset by the timing of accounts payable
Income and other taxes payable	155	55	100	Increase mainly due to the deferral of income tax instalments related to the COVID-19 pandemic as well as acquisition activity in the period
Dividends payable	372	352	20	Effects of increases in the number of shares outstanding
Advance billings and customer deposits	696	675	21	An increase in advance billings reflecting increased wireless subscriber growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	83	288	(205)	A retirement of a written put provision and disbursements exceeding new provisions
Current maturities of long-term debt	562	1,332	(770)

A decrease in outstanding commercial paper, partly offset by an increase from reclassification from long-term debt relating to the upcoming 2021 maturity of $175 million of our 10.65% debentures, Series 3, in June 2021

Current derivative liabilities	9	23	(14)	A decrease in the notional amount of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(430)	(1,221)	791	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

Financial position at:	June 30	Dec. 31
($ millions)	2020	2019	Change	Change includes:
Non-current assets
Property, plant and equipment, net	14,559	14,232	327	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	13,630	12,844	786	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	6,132	5,309	823	An increase primarily driven by the acquisition of Competence Call Center. See Note 18 of the interim consolidated financial statements
Contract assets	212	328	(116)

A decrease primarily driven by the introduction of our TELUS Easy Payment device financing program. Additionally, there were fewer subsidized devices and we experienced a higher proportion of customers who brought their own device

Other long-term assets	1,355	919	436

An increase in derivative assets due to the combined effect of the movement of foreign exchange rates relative to hedged rates with the relative movement between U.S. and Canadian interest rates partly offset by a decrease in pension assets resulting from financial assumption re-measurements exceeding the effects of pension plan returns greater than the discount rate.

Non-current liabilities
Provisions	613	590	23	An increase in non-current restructuring provisions, net of amounts reclassified to current
Long-term debt	17,956	17,142	814	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	1,157	806	351	An increase in pension liabilities resulting from losses arising from financial assumption re-measurements exceeding the effects of pension plan returns greater than the discount rate
Deferred income taxes	3,352	3,214	138	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities including those from acquisition activity.
Owners’ equity
Common equity	12,046	10,548	1,498	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	334	111	223	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A. Refer to Section 1.2 for further discussion on the COVID-19 pandemic and its impacts on our liquidity and capital resources.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2020	2019	Change	2020	2019	Change
Cash provided by operating activities	1,462	1,160	302	2,639	1,950	689
Cash used by investing activities	(823)	(1,600)	777	(2,782)	(2,562)	(220)
Cash provided (used) by financing activities	(726)	69	(795)	579	415	164
Increase (decrease) in Cash and temporary investments, net	(87)	(371)	284	436	(197)	633
Cash and temporary investments, net, beginning of period	1,058	588	470	535	414	121
Cash and temporary investments, net, end of period	971	217	754	971	217	754

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2020	2019	Change	2020	2019	Change
EBITDA[1] (see Section 5.4 and Section 5.5)	1,359	1,373	(14)	2,768	2,752	16
Restructuring and other costs, net of disbursements	14	1	13	26	(32)	58
Employee defined benefit plans expense, net of employer contributions	13	7	6	25	11	14
Share-based compensation expense, net of payments	41	20	21	64	39	25
Interest paid, net of interest received	(196)	(144)	(52)	(370)	(321)	(49)
Income taxes paid, net of recoveries received	(13)	(122)	109	(137)	(473)	336
Other operating working capital changes	244	25	219	263	(26)	289
Cash provided by operating activities	1,462	1,160	302	2,639	1,950	689

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

Cash provided by operating activities increased by $302 million in the second quarter of 2020 and $689 million in the first six months of 2020.

•                  Restructuring and other costs, net of disbursements, represented a net change of $13 million in the second quarter of 2020 and $58 million in the first six months of 2020. We made lower restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational effectiveness. In the second quarter of 2020, we incurred restructuring and other costs related to the COVID-19 pandemic. Additionally, in the first six months of 2020, we incurred restructuring and other costs in connection with our acquisition of Competence Call Center (CCC).

•                  Interest paid, net of interest received, increased by $52 million in the second quarter of 2020 and $49 million in the first six months of 2020, largely due to the prepayment premium described in Section 5.3, in addition to an increase in the average long-term debt balance, which was partially offset by a lower weighted-average interest rate on long-term debt.

•                  Income taxes paid, net of recoveries received, decreased by $109 million in the second quarter of 2020 and $336 million in the first six months of 2020, primarily due to a final income tax payment of $270 million in the first quarter of 2019 for the 2018 income tax year, which did not recur to the same extent in the first six months of 2020. Additionally, as a result of the COVID-19 pandemic, various levels of government have allowed us to defer income tax instalment payments until the third quarter of 2020.

•                  For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2020	2019	Change	2020	2019	Change
Cash payments for capital assets, excluding spectrum licences	(694)	(645)	(49)	(1,474)	(1,438)	(36)
Cash payments for spectrum licences	—	(931)	931	—	(931)	931
Cash payments for acquisitions, net	(107)	(26)	(81)	(1,211)	(188)	(1,023)
Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts	(7)	(8)	1	(85)	(15)	(70)
Other	(15)	10	(25)	(12)	10	(22)
Cash used by investing activities	(823)	(1,600)	777	(2,782)	(2,562)	(220)

Cash used by investing activities decreased by $777 million in the second quarter of 2020 and increased by $220 million in the first six months of 2020.

•                  The increase in Cash payments for capital assets, excluding spectrum licences for both the second quarter of 2020 and the first six months of 2020, was composed of:

•                  Higher capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities decreased by $63 million in the second quarter of 2020 and $31 million in the first six months of 2020.

•                  A decrease in capital expenditures of $14 million in the second quarter of 2020 and an increase in capital expenditures of $5 million in the first six months of 2020 (see the Capital expenditure measures table and discussion below).

•                  Cash payments for spectrum licences in the second quarter of 2019 and the first six months of 2019 relate to the 600 MHz spectrum auction.

•                  In the second quarter of 2020, we made cash payments for individually immaterial acquisitions complementary to our existing lines of business. In addition to the activity from the second quarter of 2020, in the first six months of 2020, we made cash payments for CCC and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to business acquisition activity in the first six months of 2019 that included the acquisition of a telecommunications business and other individually immaterial acquisitions.

•                  Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts decreased by $1 million in the second quarter of 2020 and increased by $70 million in the first six months of 2020 related to our acquisition of a 28% basic equity interest in Miovision Technologies Incorporated.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except capital expenditure intensity)	2020	2019	Change		2020	2019	Change
Capital expenditures[1]
Wireless segment	234	223	4.9%		428	400	7.0%
Wireline segment	522	547	(4.6)%		993	1,016	(2.3)%
Consolidated	756	770	(1.8)%		1,421	1,416	0.4%
Wireless segment capital expenditure intensity (%)	13	11	2	pts.	11	10	1	pt.
Wireline segment capital expenditure intensity (%)	27	33	(6	)pts.	26	31	(5	)pts.
Consolidated capital expenditure intensity[2] (%)	20	21	(1	)pt.	19	20	(1	)pt.

(1)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures decreased by $14 million in the second quarter of 2020 due to the timing of our fibre build activities and lower success-based capital congruent with the decline in gross loading activity during the pandemic, partially offset by increased investments in our 5G network. Consolidated capital expenditures increased by $5 million in the first six months of 2020 primarily due to increased investments in our 5G network, in addition to investments to increase system capacity and reliability during the pandemic. These increased investments were partially offset by the timing of our fibre build activities, and efficiencies in our 4G network spend. With our ongoing investments, we are advancing wireless speeds and coverage that enabled our 5G network launch, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business and healthcare solutions. By June 30, 2020, we had made TELUS PureFibre available to approximately 73% of our broadband footprint.

7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2020	2019	Change	2020	2019	Change
Common Shares issued	—	—	—	1,495	—	1,495
Dividends paid to holders of Common Shares	(240)	(307)	67	(462)	(610)	148
Issue (repayment) of short-term borrowings, net	—	(400)	400	—	—	—
Long-term debt (redemption and repayments, net of issuances) issued, net of redemptions and repayment	(479)	805	(1,284)	(590)	1,054	(1,644)
Shares of subsidiary issued to non-controlling interests	—	—	—	209	—	209
Other	(7)	(29)	22	(73)	(29)	(44)
Cash provided (used) by financing activities	(726)	69	(795)	579	415	164

Cash provided by financing activities decreased by $795 million in the second quarter of 2020 and increased by $164 million in the first six months of 2020.

Common Shares issued

Common Shares issued reflect 57,500,000 Common Shares issued in the first six months of 2020.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends decreased by $67 million in the second quarter of 2020 and $148 million in the first six months of 2020, which reflected the DRISP plan trustee acquiring an increased number of Common Shares from Treasury for the DRISP plan. This was partly offset by higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During the second quarter of 2020, our DRISP plan trustee acquired Common Shares for $131 million.

In July 2020, we paid dividends of $232 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $140 million, totalling $372 million.

Issue (repayment) of short-term borrowings, net

In the first six months of 2020, we drew-down and repaid $200 million advanced to us from an arm’s-length securitization trust. In the second quarter of 2019, we drew-down $400 million advanced to us from an arm’s-length securitization trust to finance working capital.

Long-term debt issues and repayments

In the second quarter of 2020, long-term debt redemptions and repayments, net of issues, were $479 million, a change of $1,284 million, compared to long-term debt issues, net of repayments, of $805 million in the second quarter of 2019, primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $459 million to a balance of $NIL (US$NIL) at June 30, 2020, from a balance of $459 million (US$323 million) at March 31, 2020. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $118 million. As at June 30, 2020, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$865 million, whereas as at March 31, 2020, net draws were US$913 million. The credit facility is non-recourse to TELUS Corporation. In connection with the acquisition of CCC during the three-month period ended March 31, 2020, as described in Note 18(b) of the interim consolidated financial statements, incremental amounts were drawn on the facility.

•                  The May 29, 2020 issues of $600 million of senior unsecured 2.35% Notes, Series CAC, due January 27, 2028, and $400 million through the re-opening of 3.95% Notes, Series CAB, due February 16, 2050. The net proceeds of this offering were used for the early full redemption of $400 million 3.60% Series CM notes due January 26, 2021 and the early full redemption of $500 million 3.20% Series CO notes due April 5, 2021 and for general corporate purposes. The long-term debt prepayment premium for the entire $400 million Series CM and $500 million Series CO notes redemptions recorded in the three-month period ended June 30, 2020 was $18 million before income taxes.

For the first six months of 2020, long-term debt redemptions and repayments, net of issues, were $590 million, resulting in a change of $1,644 million from the first six months of 2019. In addition to some activity from the second quarter of 2020, the change in balance for the first six months of 2020 was primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $1,015 million from a balance of $1,015 million (US$781 million) at December 31, 2019.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $736 million. As at December 31, 2019, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$336 million.

•                  In connection with our acquisition of CCC, we repaid acquired other long-term debt of $185 million.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was approximately 13.0 years as at June 30, 2020, increasing from approximately 12.8 years as at December 31, 2019, and from approximately 12.5 years as at June 30, 2019. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 3.86% as at June 30, 2020, decreasing from 3.94% as at December 31, 2019 and from 4.12% as at June 30, 2019.

Shares of subsidiary issued to non-controlling interests

In the first six months of 2020, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests related to our acquisition of CCC.

Other

During the second quarter of 2020, we incurred certain debt issuance costs. In the first six months of 2020, in connection with our 57,500,000 Common Shares issued, we incurred certain equity issuance costs.

7.5 Liquidity and capital resource measures

Net debt was $17.7 billion at June 30, 2020, an increase of $1.1 billion compared to one year earlier, resulting mainly from the 2019 issuances of $800 million of Series CZ notes, $600 million of Series CAA notes and $400 million of Series CAB notes, as well as the issuances of $600 million of Series CAC notes and the re-opening of $400 million of Series CAB notes described in Section 7.4, and an increase in net draws due to a syndicate of financial institutions on the TELUS International (Cda) Inc. credit facility. These factors were partially offset by the 2019 early redemption of Series CH notes, as well as the early redemptions of Series CM notes and Series CO notes described in Section 7.4, a decrease in commercial paper outstanding and higher Cash and temporary investments.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and other long-term debt, and was 96% as at June 30, 2020, flat from one year earlier, mainly due to the 2019 issuances of Series CZ notes, Series CAA notes and Series CAB notes, as well as the issuances of Series CAC notes and the re-opening of Series CAB notes as described in Section 7.4, offset by the 2019 early redemption of Series CH notes, as well as the early redemptions of Series CM notes and Series CO notes. In addition, there was a decrease in commercial paper outstanding, which is classified as floating-rate debt in this calculation. These factors were offset by an increase in the amounts drawn on the TELUS International (Cda) Inc. credit facility due to a syndicate of financial institutions, which is non-recourse to TELUS Corporation.

Net debt to EBITDA — excluding restructuring and other costs ratio was 3.06 times, as measured at June 30, 2020, up from 2.94 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at June 30, 2020, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily due to the acquisition of spectrum licences and business acquisitions, partially offset by growth in EBITDA — excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts. As at June 30, 2020, the acquisition of spectrum licences increased the ratio by approximately 0.21 and business acquisitions over the last 12 months increased the ratio by approximately 0.33. Our recent acquisitions of spectrum licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless subscriber base. Given the cash demands of the 2019 and upcoming spectrum auctions and the inability to quantify impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at June 30, 2020 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2020	2019	Change
Components of debt and coverage ratios1 ($ millions)
Net debt	17,664	16,602	1,062
EBITDA — excluding restructuring and other costs	5,769	5,649	120
Net interest cost	797	706	91
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	96	96	—	pts.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	13.0	12.5	0.5
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	3.86	4.12	(0.26	)pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	3.06	2.94	0.12
Coverage ratios[1] (times)
Earnings coverage	3.6	4.2	(0.6)
EBITDA — excluding restructuring and other costs interest coverage	7.2	8.0	(0.8)
Other measures[1] (%)
Determined using management measures
Dividend payout ratio — net of dividend reinvestment plan effects	61	133	(72	)pts.
Determined using most comparable IFRS-IASB measures
Ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	84	122	(38	)pts.

(1)         See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended June 30, 2020 was 3.6 times, down from 4.2 times one year earlier. A decrease in income before borrowing costs and income taxes reduced the ratio by 0.1, while an increase in borrowing costs reduced the ratio by 0.5.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended June 30, 2020 was 7.2 times, down from 8.0 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.2, while an increase in net interest costs reduced the ratio by 1.0.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 60 to 75% of prospective free cash flow. Commencing in 2020, so as to be consistent with the way we manage our business, we updated our revised dividend payout ratio presented to be a historical measure calculated as the sum of the last four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the last four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow (free cash flow is a non-GAAP measure, see Section 11.1). The historical measure for the 12-month period ended June 30, 2020 is presented for illustrative purposes in evaluating our target guideline. During the 12-month period ended June 30, 2020, the historical measure of our dividend payout ratio was at the lower end of the range due to the discounted DRISP participation level.

7.6 Credit facilities

At June 30, 2020, we had approximately $2.25 billion of available liquidity from the TELUS revolving credit facility and $244 million of available liquidity from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring May 31, 2023. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at June 30, 2020

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility [1]	May 31, 2023	2,250	—	—	—	2,250

(1)   Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at June 30, 2020, our consolidated leverage ratio was 3.06 to 1.00 and our consolidated coverage ratio was approximately 7.24 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at June 30, 2020. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at June 30, 2020, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions (as 87.5% lender) and, joined in 2020, TELUS Corporation (as 12.5% lender). The credit facility is composed of a US$600 million revolving component and an amortizing US$600 million term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component and term loan components had a weighted average interest rate of 2.68% as at June 30, 2020.

In connection with the acquisition of CCC during the three-month period ended March 31, 2020, incremental amounts were drawn on the facility.

Other letter of credit facilities

At June 30, 2020, we had $191 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $130 million at June 30, 2020.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at June 30, 2020. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain a credit rating of at least a BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of July 31, 2020.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the second quarter of 2020, or as of July 31, 2020.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2019 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at June 30, 2020, we could offer $2.5 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022.

As at June 30, 2020, we had $2.25 billion of available liquidity from the TELUS revolving credit facility and approximately $244 million of available liquidity from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TELUS International (Cda) Inc. credit facility and including cash and temporary investments of approximately $1.0 billion, we had total liquidity of over $3.6 billion at June 30, 2020. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2020, our contractual commitments related to the acquisition of property, plant and equipment were $205 million through to December 31, 2022, as compared to $136 million over a period ending December 31, 2022 reported as at December 31, 2019. The increase was primarily attributed to new projects entered into prior to June 30, 2020.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2020	July 31, 2020
Common Shares	1,278	1,284
Common Share options — all exercisable (one for one)	3	3

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $14 million and $16 million in the second quarter of 2020 and first six months of 2020, respectively, compared to $8 million and $27 million in the comparable periods in 2019. Compensation expense for key management personnel increased in the second quarter of 2020 related to greater share-based compensation. Compensation expense for key management personnel decreased in the first six months of 2020 due to greater share-based compensation in the second quarter of 2019 primarily arising from mark-to-market metrics affecting performance condition-based restricted share units. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint venture and associates

In the second quarter of 2020, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2020 (approximately $23 million at June 30, 2020) and construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2021. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

During the six-month period ended June 30, 2020, our activity with our associate included our investment in equity of $73 million.

8.              Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2019. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are discussed with our Audit Committee each quarter and are described in Section 8.1 of our 2019 annual MD&A, which is hereby incorporated by reference. See Note 1(b) of the interim consolidated financial statements for details of our use of estimates and judgments, including about the future effects of the COVID-19 pandemic.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2019 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions on which our 2020 outlook was based were described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2019 annual MD&A and were issued on February 13, 2020 under the basis that we would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the global and Canadian economies, the governmental measures put into place to contain the risk of transmission, and proactive measures we have been taking to ensure the safety and well-being of our customers, our team members, and our communities, are matters we did not predict upon issuing our assumptions for 2020, and we no longer believe that these assumptions are valid. Therefore, in May 2020, given the uncertain magnitude, duration and potential outcomes of the pandemic, we withdrew our 2020 outlook and the assumptions on which it was based.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regard to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this MD&A. Consequently, our operations and financial results could be materially different than predicted in our previously issued guidance and in May 2020, we withdrew our existing 2020 consolidated financial guidance, which was provided in our news release dated February 13, 2020 and filed on SEDAR.

We intend to revisit our assumptions and consider updating our outlook and guidance when we issue our third quarter 2020 MD&A for the three-month and nine-month periods ending September 30, 2020.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters of our 2019 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attached to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

3500 MHz spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band followed on March 5, 2020 by its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which defines the auction rules and conditions of licence for the 3500 MHz band. The auction framework provides for a 50 MHz set-aside in all markets where 50 MHz or more spectrum is available; in markets with a large population centre and less than 50 MHz of auction supply, all the auction supply will be set-aside. This is on top of the competitive imbalance that has already been introduced to the band by ISED’s transition decision for the band last year. That decision left nearly 90 MHz of the 200 MHz band in the hands of band incumbents. A combination of the transition decision, by way of a clawback and the asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for certain carriers in any given licence area, raises the risk that we will not be able to acquire all the spectrum we need in the auction process and we will be required to pay more than we might otherwise pay. The deadline for receipt of applications and financial deposits for participation in the 3500 MHz spectrum auction had been postponed due to the COVID-19 pandemic and is now April 6, 2021 and auction bidding is expected to start on June 15, 2021.

mmWave and 3800 MHz spectrum auctions to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future and is targeting an auction for this spectrum in 2021. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave band spectrum.

The 3800 MHz spectrum is seen as an extension to the 3500 MHz band. The Minister of Innovation, Science and Industry has announced that a consultation on the 3800 MHz band would be launched in August 2020. We expect two consultations: an August 2020 consultation to address the band plan and treatment of satellite incumbents, followed by a second consultation on an auction framework for the 3800 MHz band. The spectrum auction is currently anticipated to take place in 2022. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of 3800 MHz band spectrum.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Review of mobile wireless services

On February 28, 2019, the CRTC released its anticipated consultation to review the regulatory framework for mobile wireless services. The review is examining three major issues — the level of competition in the retail market, the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access, and the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. The CRTC also provided a preliminary view that there should be more opportunity for MVNOs. We have participated throughout this proceeding and have filed evidence to demonstrate the high performance of Canadian wireless services on dimensions including network coverage, network quality, availability of service and pricing. We participated in all stages of this proceeding, including the oral hearing in February 2020. The proceeding is now closed.

The impact of this proceeding on us will not be known until a decision is issued by the CRTC. That decision is not expected until late 2020, at the earliest.

Wireline wholesale services follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed internet access service for internet service provider (ISP) competitors. This includes access to fibre-to-the-premises (FTTP) facilities. The FTTP follow-up activities directed in TRP 2015-326 remain ongoing.

On June 11, 2020, the CRTC released Call for comments — Appropriate network configuration for disaggregated wholesale high-speed access services, Telecom Notice of Consultation CRTC 2020-187 (TNC 2020-187), where it will address the appropriate network and service configurations for the disaggregated wholesale high-speed access (HSA) service regime for all wholesale HSA service providers across the country. This new process takes the place of the previous follow-up proceedings and now has a common process for incumbent local exchange carriers (ILECs) and cable companies across Canada.

This new proceeding results from an application to the CRTC filed by the Canadian Network Operators Consortium Inc. (CNOC) to review and vary TRP 2015-326 and to seek, among other things, interim relief that would remove a speed cap pursuant to which the existing aggregated wholesale access regime will not apply to speeds in excess of 100 Mbps pending the introduction of disaggregated service; and permanent relief granting wholesale access to FTTP facilities on an aggregated basis. On March 20, 2019, the CRTC granted CNOC’s application for interim relief. We have been granted leave to appeal that decision to the Federal Court of Appeal. The CRTC’s decision with respect to the permanent relief sought by CNOC will now be made as part of TNC 2020-187 or as part of future follow-up proceedings. We anticipate no material adverse impact in the short term with respect to CNOC’s application for interim relief. It is too early to determine the impact TRP 2015-326 will have on us in the longer term.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the ILEC and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us, given the volume of wholesale internet customers we currently serve.

On September 13, 2019, Bell Canada and affiliated companies and a collection of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. The appeal was heard on June 25 and 26, 2020, and we anticipate a decision by the end of 2020.

Separately, on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 to remove its retroactive effect, all on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a coalition of cable companies filed similar petitions on the same day. The Governor in Council has yet to issue its decision on these petitions.

Also, on November 13, 2019, we filed an application to the CRTC to review and vary Telecom Order CRTC 2019-288, primarily on the basis that the CRTC made errors in calculating the carriers’ costs. Finally, on December 13, 2019, Bell Canada and a collection of cable companies also brought applications to the CRTC to review and vary Telecom Order CRTC 2019-288. The CRTC has yet to issue its decision on these applications.

Phase-out of the local service subsidy regime

On June 26, 2018, the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019 to December 31, 2021. In September 2018, the Independent Telecommunications Providers Association (ITPA), which represents small ILECs, brought an application to the CRTC to review and vary this decision. In its application, the ITPA seeks to keep the existing local service subsidy regime in place. On February 4, 2020, the CRTC issued Independent Telecommunications Providers Association — Application to review and vary Telecom Regulatory Policy 2018-213, Telecom Decision CRTC 2020-41, in which it denied the ITPA’s application. We and the ITPA have independently sought leave to appeal Telecom Decision CRTC 2020-41 to the Federal Court of Appeal. The impact of these CRTC decisions and our application for leave to appeal are not expected to be material.

Review of the price cap and local forbearance regimes

Simultaneously with the release of the Phase-out of the local service subsidy regime decision noted above, the CRTC issued Review of the price cap and local forbearance regimes, Telecom Notice of Consultation CRTC 2018-214. In this proceeding, the CRTC reviewed, among other things: pricing constraints for residential local exchange services; whether compensation to ILECs is required given that the local service subsidy is being eliminated further to the Phase-out of the local service subsidy regime decision; whether there is still a need for an exogenous factor mechanism in the price cap regimes; and whether changes are necessary to test for local forbearance. On February 4, 2020, the CRTC released Review of the price cap and local forbearance regimes, Telecom Regulatory Policy CRTC 2020-40, in which it affirmed its 2018 determination to phase-out the local service subsidy regime by 2021, and declined to provide compensation in the form of additional pricing flexibility for regulated primary exchange services in high-cost serving areas, including making no changes to the local forbearance regime. The impact of this decision is not material.

5G security review — Public Safety Canada

In September 2018, the federal government announced a review of national cybersecurity requirements for Canada’s 5G networks. When complete, the review is expected to provide policy clarity on what security controls or restrictions the government intends to impose on 5G networks in Canada. The timelines for the conclusion of this review have not been released by the federal government, and the government has not indicated its intentions regarding 5G cybersecurity requirements. Given the range of potential government or regulatory action that may result from this review, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

International security developments

On May 16, 2019, U.S. President Donald Trump signed an executive order permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. Additionally, the Bureau of Industry and Security of the United States Department of Commerce (BIS) amended the U.S. Export Administration Regulations to add Huawei Technologies Co. Ltd. and its non-U.S. affiliates (collectively, Huawei) to the BIS’ Entity List, which resulted in the imposition of additional licence requirements (the Restrictions) on the export, re-export and transfer of goods, services and technology to Huawei by persons subject to the Restrictions. Subsequently, on May 20, 2019, the BIS adopted a final rule creating a 90-day temporary general licence (TGL) partially restoring the BIS’ former licensing requirements for exports, re-exports and transfer to Huawei in connection with certain transactions, including in connection with the continued operation of existing networks and equipment and the provision of support to existing handsets. The BIS has extended the validity of the final rule multiple times. Most recently, a final rule effective May 15, 2020, extended the TGL’s validity to August 13, 2020. The BIS also issued an interim final rule that extended Export Administration Regulations (EAR) to apply to items, such as semiconductor designs, that are the direct product of certain U.S. Commerce Control List (CCL) software and technology; and items, such as chipsets, that are the direct product of certain CCL semiconductor manufacturing equipment located outside the U.S.

Reversing an earlier position that would allow limited Huawei 5G in the U.K., on July 14, 2020, the U.K. government announced plans to legislate a ban on the purchase of all new 5G infrastructure from Huawei by December 31, 2020, and to require the removal of Huawei 5G networks deployed in the U.K. by 2027.

Given the range of potential government or regulatory actions by foreign governments with respect to Huawei, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

CRTC proceeding regarding device financing

On August 30, 2019, the CRTC commenced a proceeding to inquire into device financing plans for wireless handsets and asked certain parties, including us, to show cause why their device financing plans are permitted under the Wireless Code. This proceeding followed the introduction of device financing plans by us, Rogers and Bell in July 2019, including, for Rogers and us, plans with terms longer than 24 months. Under these plans, customers who cancel wireless services contracts are required to repay immediately the outstanding financing balance in full. On August 2, 2019, the CRTC issued a letter stating that wireless service providers were to stop offering device financing plans beyond 24 months so it could review the practice. In the proceeding, the CRTC sought comment on the effects on consumers of financing plans beyond 24 months and how the provisions of the Wireless Code apply to device financing. We intervened to inform the CRTC that: device financing is desired by customers; customers benefit from longer financing periods because upfront device costs are lower and the cost of devices can be spread over a longer period, thereby reducing the monthly cost; the objective of the Wireless Code should be to benefit customers; and longer device financing periods further the federal government’s affordability agenda for wireless services. Until the CRTC issues a decision on its intended treatment of financing plans, it is too early to determine the impact of this proceeding on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC is seeking comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, to extend networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. We are participating fully in the proceeding. It is too early to determine the impact of the proceeding on us.

Government mobile wireless affordability election commitment

Affordability of wireless services was a campaign topic during the October 2019 federal election. On March 5, 2020, the Liberal government clarified its expectation that we, Bell, and Rogers (including flanker brands) lower mobile wireless prices for postpaid, bring your own device plans in the 2 to 6 GB range by 25% by January 2022. The government reiterated this statement on June 5, 2020. To track progress, the government will report quarterly on wireless pricing. We are unable to determine the full impact of this commitment at this time. The announcement or implementation of specific regulations or other actions intended to reduce cell phone plan prices could precipitate a material reduction in operating expenditures and capital expenditures to ameliorate this impact.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments — Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. We intend to participate fully in all stages of the proceeding. It is too early to determine the impact of the proceeding on us.

CRTC review of availability of mobile wireless plans for Canadians with disabilities

On June 1, 2020, the CRTC issued Call for comments — Accessibility — mobile wireless service plans that meet the needs of Canadians with various disabilities, Telecom Notice of Consultation 2020-178. In this proceeding, the CRTC is examining whether retail wireless service providers are meeting their requirements to offer mobile wireless plans that meet the needs of Canadians with disabilities; to promote those plans in ways that are accessible (including through stores, websites and customer service representatives); and whether new regulatory measures are required. We intend to participate fully in this proceeding to demonstrate how we are complying with existing requirements. The impact of this proceeding is not expected to be material.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extends the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting Decision CRTC 2019-230, extending the licence term to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20. We have applied to the CRTC for authorization to operate a pay-per-view undertaking, which is currently being reviewed by the CRTC as part of Broadcasting Notice of Consultation CRTC 2020-75.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Although no immediate changes or legal consequences flow from the release of the report, the Minister of Canadian Heritage has signaled his intention to introduce new legislation to amend the Broadcasting Act during the fall parliamentary session. It is too early to determine if any resulting legislation will have a material impact on us.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017, and a process for conducting the review via parliamentary committee was announced in December 2017. The Standing Committee on Industry, Science and Technology (INDU Committee), with the assistance of the Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May and June of 2019. Although the INDU Committee had requested that a comprehensive government response be tabled by September 1, 2019, the government did not respond. Following the October 2019 federal election, the timeline for potential changes to the Copyright Act is uncertain. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, any changes to the Copyright Act are not expected to have a negative material impact on us.

Legal challenge to the CRTC’s ability to regulate affiliation agreements

The CRTC’s ability to regulate affiliation agreements between broadcasting distributors and programming services is currently being challenged by vertically integrated broadcasting entities before the Federal Court of Appeal. We were granted leave to intervene in the case and defended the CRTC’s regulatory powers as a cornerstone of its vertical integration framework, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services. The Federal Court of Appeal’s decision is not expected before late 2020, at the earliest. While an adverse decision could weaken our negotiating position vis-a-vis vertically integrated firms that supply “must-have” channels to our broadcasting distribution business, it is too early to determine the impact it would have on our broadcasting distribution activities.

10.       Risks and risk management

Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A. The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2019 annual MD&A and have not materially changed since December 31, 2019, except for the following updates:

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus identified as COVID-19 to be a pandemic. In Canada, throughout March 2020, each province and territory either declared a state of emergency or a public health emergency. The nature of the pandemic and the responses to it and to its impacts by governments and the public sector, as well as by the private sector, are all continuing to evolve quickly and often unpredictably. Responses to date have included unprecedented restrictions on individuals’ movements and on gatherings of individuals, including international travel restrictions, and restrictions on how or whether businesses and institutions including schools may operate. Although processes are underway to ease these restrictions in certain jurisdictions, there is no assurance that such easing will continue in all jurisdictions or that such restrictions will not be imposed again.

Due to the wide range of possible COVID-19 pandemic outcomes and the uncertainty with regard to the duration and impact of both the pandemic and government policies implemented to limit its spread, we cannot accurately forecast the impact of the COVID-19 pandemic on our future operations. However, the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, condition and financial results.

Risks and uncertainties that could affect our business results, as described in our 2019 annual MD&A, as well as the price of our securities, and which could be accentuated by the COVID-19 pandemic or by any future pandemic or similar event include, but are not limited to:

a)             The extent and duration of restrictions on movement, business and other activities that are currently imposed by governments and regulatory bodies or other public sector actors or that may be imposed in the future in response to the pandemic, such as the required closing of conventional retail stores and travel bans (see also Section 10.3 of our 2019 annual MD&A regarding regulatory matters)

b)             The impact of the pandemic and the restrictions imposed in response to it on our customers, both directly and indirectly, as a result of the deterioration of global and local economic conditions. This could result in financial hardship for our customers and could accentuate challenges faced by certain customers due to fluctuations in the price of oil, and these factors could affect our customers’ ability to pay for our products and services, or result in a material reduction in the demand for or profitability of the products and services that we offer (such as roaming and mobile data) (see also Section 10.5 of our 2019 annual MD&A regarding technology and Section 10.15 regarding the economy)

c)              Supply chain disruption and lack of resiliency in relation to the pandemic or related restrictions, which could result in supply shortages/price increases and extended lead times across electronic component and other product manufacturing segments, affecting our ability to maintain or upgrade our network and delaying the introduction of new products such as mobile phones (see also Section 10.6 of our 2019 annual MD&A regarding suppliers)

d)             The impact on the health and well-being of our team, due to illness or due to changing responsibilities in their lives outside work (see also Section 10.11 of our 2019 annual MD&A regarding our team)

e)              Increased capital expenditures required to maintain our leading network and adjust in short timeframes to changes in our customers’ usage, as well as increase expenses to meet the significantly increased demand for our virtual care solutions, such as Babylon by TELUS Health and Akira by TELUS Health, and impacts on the availability of capital and the cost of such capital in uncertain global markets (see also Section 10.13 of our 2019 annual MD&A regarding financing).

Mitigation: See Section 1.2 for a description of the operational measures currently undertaken or planned to address risks to our business relating to the COVID-19 pandemic. Although we believe these measures to mitigate these risks are reasonable, there can be no assurance that they will effectively or fully address the risks described.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include, but are not limited to significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital expenditure intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: Commencing in 2020, this is a historical measure calculated as the sum of the last four quarterly dividends declared, as reported in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

12-month periods ended June 30 ($ millions, except ratio)	2020	2019
Sum of the last four quarterly dividends declared	1,433	1,307
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(516)	(90)
Numerator — Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	917	1,217
Denominator — Free cash flow	1,511	912
Ratio (%)	61	133

Calculation of ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

12-month periods ended June 30 ($ millions, except ratio)	2020	2019
Numerator — Sum of the last four quarterly dividends declared per Common Share	1,433	1,307
Cash provided by operating activities	4,616	3,964
Less:
Capital expenditures (excluding spectrum licences)	(2,911)	(2,889)
Denominator — Cash provided by operating activities less capital expenditures (excluding spectrum licences)	1,705	1,075
Ratio (%)	84	122

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended June 30 ($ millions, except ratio)	2020	2019
Net income attributable to Common Shares	1,441	1,745
Income taxes (attributable to Common Shares)	517	432
Borrowing costs (attributable to Common Shares)[1]	765	682
Numerator	2,723	2,859
Denominator — Borrowing costs	765	682
Ratio (times)	3.6	4.2

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2020	2019	2020	2019
Net income	315	520	668	957
Financing costs	202	189	394	357
Income taxes	117	31	256	188
Depreciation	505	470	1,028	940
Amortization of intangible assets	220	163	422	310
EBITDA	1,359	1,373	2,768	2,752
Add restructuring and other costs included in EBITDA	70	29	130	65
EBITDA — excluding restructuring and other costs	1,429	1,402	2,898	2,817
Add lease-up period and other equity losses related to real estate joint ventures	3	—	9	—
Deduct retirement of a provision arising from business acquisition-related written put options within TI	(71)	—	(71)	—
Adjusted EBITDA	1,361	1,402	2,836	2,817

Calculation of Adjusted EBITDA margin

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2020	2019	2020	2019
Numerator — Adjusted EBITDA	1,361	1,402	2,836	2,817
Adjusted Operating revenues:
Operating revenues	3,728	3,597	7,422	7,103
Lease-up period and other equity losses related to real estate joint ventures	3	—	9	—
Retirement of a provision arising from business acquisition-related written put options within TI	(71)	—	(71)	—
Denominator — Adjusted Operating revenues	3,660	3,597	7,360	7,103
Adjusted EBITDA margin (%)	37.2	39.0	38.6	39.7

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2020	2019	2020	2019
EBITDA	1,359	1,373	2,768	2,752
Add non-cash losses (deduct non-cash gains) from the sale of property, plant and equipment	1	(5)	(2)	(10)
Restructuring and other costs, net of disbursements	14	1	26	(32)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	102	15	214	53
Effects of lease principal (IFRS 16 impact)	(81)	(64)	(165)	(152)
Leases formerly accounted for as finance leases (IFRS 16 impact)	27	13	54	26
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	41	20	64	39
Net employee defined benefit plans expense	25	19	52	39
Employer contributions to employee defined benefit plans	(12)	(12)	(27)	(28)
Interest paid	(199)	(147)	(376)	(326)
Interest received	3	3	6	5
Capital expenditures (excluding spectrum licences)[1]	(756)	(770)	(1,421)	(1,416)
Free cash flow before income taxes	524	446	1,193	950
Income taxes paid, net of refunds	(13)	(122)	(137)	(473)
Free cash flow	511	324	1,056	477

(1)         Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2020	2019	2020	2019
Free cash flow	511	324	1,056	477
Add (deduct):
Capital expenditures (excluding spectrum licences)	756	770	1,421	1,416
Adjustments to reconcile to Cash provided by operating activities	195	66	162	57
Cash provided by operating activities	1,462	1,160	2,639	1,950

Free cash flow calculation

12-month periods ended June 30 ($ millions)	2020	2019
EBITDA	5,570	5,336
Deduct non-cash gains from the sale of property, plant and equipment	(13)	(43)
Restructuring and other costs, net of disbursements	22	43
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	43	(172)
Effects of lease principal (IFRS 16 impact)	(346)	(152)
Leases formerly accounted for as finance leases (IFRS 16 impact)	136	26
Deduct non-recurring gains and equity income related to real estate joint ventures	—	(171)
Donation to TELUS Friendly Future Foundation in TELUS Common Shares	—	100
Items from the Consolidated statements of cash flows:
Share-based compensation, net	23	2
Net employee defined benefit plans expense	91	85
Employer contributions to employee defined benefit plans	(40)	(46)
Interest paid	(764)	(654)
Interest received	8	9
Capital expenditures (excluding spectrum licences)[1]	(2,911)	(2,889)
Free cash flow before income taxes	1,819	1,474
Income taxes paid, net of refunds	(308)	(562)
Free cash flow	1,511	912

(1)         Refer to Note 31 of the interim consolidated financial statements for further information.

Free cash flow reconciliation with Cash provided by operating activities

12-month periods ended June 30 ($ millions)	2020	2019
Free cash flow	1,511	912
Add:
Capital expenditures (excluding spectrum licences)	2,911	2,889
Adjustments to reconcile to Cash provided by operating activities	194	163
Cash provided by operating activities	4,616	3,964

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at June 30 ($ millions)	2020	2019
Long-term debt including current maturities	18,518	16,579
Debt issuance costs netted against long-term debt	96	105
Derivative (assets) liabilities, net	(392)	92
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	313	(57)
Cash and temporary investments, net	(971)	(217)
Short-term borrowings	100	100
Net debt	17,664	16,602

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $797 million in the 12-month period ended June 30, 2020, and $706 million in the 12-month period ended June 30, 2019.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs in respect of losses or settlements, adverse retrospective regulatory decisions and incremental atypical costs incurred due to the COVID-19 pandemic.

Components of restructuring and other costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2020	2019	2020	2019
Goods and services purchased	60	8	110	26
Employee benefits expense	10	21	20	39
Restructuring and other costs included in EBITDA	70	29	130	65

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Mobile connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV).